                                              FILED PURSUANT TO RULE 424(b)(5)
                                              REGISTRATION NO. 333-17453


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*     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.      *
*     THIS PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR      *
*     THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE   *
*     SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE        *
*     WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE       *
*     SECURITIES LAWS OF ANY SUCH STATE.                                       *
********************************************************************************

                 SUBJECT TO COMPLETION, DATED JANUARY 16, 1997

PROSPECTUS SUPPLEMENT
            , 1997
(TO PROSPECTUS DATED JANUARY 15, 1997)

                                  $300,000,000

                            USA WASTE SERVICES, INC.

                   % CONVERTIBLE SUBORDINATED NOTES DUE 2002

    The % Convertible Subordinated Notes due 2002 will be convertible at the option of the holder into shares of Common Stock of the Company, at any time at or prior to maturity, unless previously redeemed, at a conversion price of
$      per share (equivalent to a conversion rate of         shares per $1,000
principal amount of Notes), subject to adjustment in certain events. Interest on the Notes is payable semi-annually on February 1 and August 1 of each year, commencing on August 1, 1997. On January 13, 1997, the closing sale price of the Common Stock of the Company as reported on the New York Stock Exchange Composite Tape (where it is traded under the symbol "UW") was $31 per share. See "Price Range of Common Stock."

    The Notes are redeemable, in whole or in part, at the option of the Company, at any time on or after February 1, 2000, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. The Company will be required to offer to repurchase the Notes upon a Change of Control of the Company, at 100% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase.

    The Notes are general, unsecured obligations of the Company, subordinated in right of payment to all Senior Indebtedness of the Company, and are subordinated by operation of law to all liabilities (including trade payables) of the Company's subsidiaries. The Subordinated Indenture pursuant to which the Notes will be issued will not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or its subsidiaries. At September 30, 1996, the Company and its subsidiaries would have had an aggregate of approximately $1.7 billion of consolidated indebtedness and other obligations effectively ranking senior to the Notes after adjustments to give effect to the subsequent incurrence of indebtedness primarily in connection with acquisitions, consummation of this Offering and the concurrent Common Stock Offering and the application of the aggregate net proceeds from such offerings, and the assumed consummation of the pending Canadian Acquisition described herein. See "Description of Notes."

    Application will be made to list the Notes on the New York Stock Exchange.

    Concurrently with this Offering, the Company is offering, pursuant to a separate Prospectus Supplement, 10,000,000 shares of Common Stock (11,500,000 shares if the underwriters' over-allotment option is exercised in full). The net proceeds of this Offering, together with the net proceeds of the Common Stock Offering, are expected to be used to repay a portion of the outstanding indebtedness under the Company's revolving Credit Facility. Amounts repaid on the Credit Facility may be reborrowed from time to time for possible future acquisitions (including the pending Canadian Acquisition), capital expenditures and other general corporate purposes. Consummation of this Offering is not a condition to consummation of the Common Stock Offering, and consummation of the Common Stock Offering is not a condition to consummation of this Offering. See "Prospectus Supplement Summary -- The Company -- Recent Developments" and "Use of Proceeds."

      SEE "RISK FACTORS" BEGINNING ON PAGE S-6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        C ONTRARY IS A CRIMINAL OFFENSE.

----------------------------------------------------------------------------------------------------------
                                                   PRICE            UNDERWRITING           PROCEEDS
                                                  TO THE            DISCOUNTS AND           TO THE
                                                 PUBLIC(1)         COMMISSIONS(2)         COMPANY(3)
----------------------------------------------------------------------------------------------------------
Per Note...................................              %                     %                    %
Total (4)..................................      $                   $                    $
----------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from the date of issuance.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $400,000.
(4) The Company has granted to the Underwriters an option exercisable within 30 days after the date of this Prospectus Supplement to purchase up to an additional $45,000,000 aggregate principal amount of the Notes on the same terms as set forth above, at the Price to the Public, less the Underwriting Discounts and Commissions, solely for the purpose of covering over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to
    the Company will be $        , $        and $        , respectively. See
    "Underwriting."

    The Notes are offered by the several Underwriters when, as and if delivered to and accepted by them, subject to certain conditions, including their rights to withdraw, cancel or reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York, New York, on or about
          , 1997, in book-entry form through the facilities of The Depository Trust Company against payment therefor in immediately available funds.

DONALDSON, LUFKIN & JENRETTE
   SECURITIES CORPORATION

                     DEUTSCHE MORGAN GRENFELL

                                        GOLDMAN, SACHS & CO.

                                                      MERRILL LYNCH & CO.

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OR THE COMMON STOCK AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including the Selected Consolidated Financial Data and the Company's Consolidated Financial Statements and Notes thereto, included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Except as otherwise specified, all information in this Prospectus Supplement assumes that the Underwriters do not exercise the over-allotment option described under the caption "Underwriting." The "Company" and "USA Waste" refer to USA Waste Services, Inc. and its subsidiaries and predecessors, unless otherwise indicated or the context requires otherwise.

                                  THE COMPANY

     USA Waste is the third largest solid waste management company in North America and serves municipal, commercial, industrial and residential customers in 36 states, the District of Columbia, Canada, Mexico and Puerto Rico. The Company's solid waste management services include collection, transfer and disposal operations and, to a lesser extent, recycling and certain other waste management services. USA Waste owns or operates 101 landfills, 61 transfer stations and 123 collection operations and serves more than 2.0 million customers.

     For the nine months ended September 30, 1996, approximately 52.9% of the Company's revenues was attributable to collection operations, approximately 28.9% was attributable to landfill operations and approximately 10.6% was attributable to transfer operations. Of the collection revenues, approximately 39.6%, 28.8% and 31.6% were from commercial, residential, and industrial customers, respectively. For the nine months ended September 30, 1996, the Company's average landfill volume was approximately 72,500 tons per day.

     The Company's strategy includes the following key elements (i) increasing productivity and operating efficiencies in existing and acquired operations,
(ii) increasing revenues and enhancing profitability in its existing markets through "tuck-in" acquisitions, and (iii) expanding into new markets through acquisitions. The Company seeks to become the low-cost operator in each of its markets by increasing productivity and operating efficiencies through implementation of uniform administrative systems, consolidation of collection routes, improvement of equipment utilization, and increases in employee productivity through incentive compensation and training programs. The Company regularly pursues opportunities to expand its services through the acquisition of additional solid waste management businesses and operations that can be effectively integrated with the Company's existing operations, and acquisitions in new markets where the Company believes it can strengthen its overall competitive position as a national provider of integrated solid waste management services.

     USA Waste was incorporated under the laws of the State of Delaware in April 1995 to become the successor to USA Waste Services, Inc., an Oklahoma corporation organized in 1987. The principal executive offices of USA Waste are located at 1001 Fannin Street, Suite 4000, Houston, Texas 77002 and its telephone number is (713) 512-6200.

RECENT DEVELOPMENTS

     On December 16, 1996, the Company acquired Empire Sanitary Landfill, Inc., a large landfill, and Danella Environmental Technologies, Inc., a collection operation, both located near Scranton, Pennsylvania. The annualized revenues from these acquired operations are approximately $52 million.

     USA Waste has signed a definitive agreement, effective as of January 15, 1997, to acquire the Canadian operations of Allied Waste Industries, Inc. for approximately US $518 million in cash (the "Canadian Acquisition"). Allied acquired these operations from Laidlaw Inc. on December 30, 1996. The Canadian Acquisition includes landfill and collection operations in the provinces of Alberta, British Columbia, Manitoba, Ontario, Quebec and Saskatchewan. The annualized revenues from the Canadian Acquisition are approximately US $270 million. Completion of the Canadian Acquisition is subject to certain Canadian regulatory approvals and other customary conditions. There can be no assurance that the Canadian Acquisition will be completed. Consummation of this Offering is not conditioned on consummation of the

Canadian Acquisition, nor is consummation of the Canadian Acquisition conditioned on consummation of this Offering.

     The Company has received a commitment from a group of commercial banks for a $400 million bridge credit facility with an 18-month maturity and other proposed terms that the Company believes to be generally acceptable (the "Bank Bridge Facility"). In the event that this offering (the "Offering") or the Company's concurrent offering of Common Stock (the "Common Stock Offering") is not consummated or is delayed, the Company intends to use the proceeds from the Bank Bridge Facility to fund a portion of the Canadian Acquisition.

     On December 31, 1996, the Company was served with subpoenas relating to documents covering a period from 1990 to the present in connection with an ongoing investigation being conducted by the United States Attorney's Office for the Central District of California. The Company has been informed that it is not a target of the investigation but that one of its subsidiaries, Western Waste Industries, which the Company acquired in May of 1996, is a target of the investigation. The Company has pledged its full cooperation in the investigation.

                                  THE OFFERING

Securities Offered............   $300,000,000 principal amount of      %
                                 Convertible Subordinated Notes due February 1,
                                 2002 (the "Notes").

Maturity......................   February 1, 2002, unless earlier redeemed or
                                 converted.

Interest Payment Dates........   February 1 and August 1, commencing August 1,
                                 1997.

Conversion Rights.............   The Notes are convertible into shares of Common
                                 Stock, par value $.01 per share, of the Company
                                 (the "Common Stock"), at any time prior to the
                                 close of business on the second business day
                                 prior to maturity, unless previously redeemed,
                                 at a conversion price of $          per share,
                                 subject to adjustment under certain
                                 circumstances as described herein. Accordingly,
                                 each $1,000 principal amount of Notes is
                                 convertible initially into           shares of
                                 Common Stock, subject to adjustment, for an
                                 aggregate of           shares. See
                                 "Capitalization" and "Description of
                                 Notes -- Conversion Rights."

Optional Redemption...........   The Notes are redeemable, in whole or in part,
                                 at the option of the Company at any time on or after February 1, 2000 at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption.
                                 See "Description of Notes -- Redemption at the
                                 Company's Option."

Change of Control.............   Upon a Change of Control, as defined in the
                                 Subordinated Indenture, the Company will be required to offer to repurchase the Notes at 100% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. See "Description of Notes --
                                 Repurchase of Notes at the Option of the Holder
                                 Upon a Change of Control."

                                 Any future credit agreements or other
                                 agreements relating to indebtedness (including Senior Indebtedness, as defined in the Subordinated Indenture) to which the Company becomes a party may contain restrictions on the repurchase of the Notes. In the event that a Change in Control occurs at a time when the Company is prohibited from repurchasing Notes, the Company could seek the consent of its lenders to the repurchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing Notes. In such case, the Company's failure to repurchase tendered Notes would constitute an Event of Default under the Subordinated Indenture, which would, in turn, constitute a further default under certain of the Company's existing debt instruments and may constitute a default under the terms of other indebtedness that the Company may enter into from time to time. In such circumstances, the subordination provisions in the Subordinated Indenture would likely restrict payments to the holders of Notes.

Subordination.................   The Notes will be general, unsecured
                                 obligations of the Company, subordinated in right of payment to all Senior Indebtedness of the Company and will be structurally subordinated to all liabilities (including trade payables) of the Company's subsidiaries.
                                 At September 30, 1996, the Company and its subsidiaries would have had an aggregate of approximately $1.7 billion of consolidated indebtedness and other obligations effectively ranking senior to the Notes after adjustments to give effect to the subsequent incurrence of indebtedness primarily in connection with acquisitions, consummation of this Offering and the Common Stock Offering and the application of the aggregate net proceeds from such offerings, and the assumed consummation of the pending Canadian Acquisition. The Subordinated
                                 Indenture will not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or any of its subsidiaries. See
                                 "Description of Notes -- Subordination."

Concurrent Offering...........   Concurrently with this Offering, the Company is
                                 offering 10,000,000 shares of Common Stock
                                 (11,500,000 shares if the underwriters'
                                 over-allotment option is exercised in full) pursuant to a separate Prospectus Supplement.
                                 Consummation of this Offering is not a
                                 condition to consummation of the Common Stock
                                 Offering, and consummation of the Common Stock
                                 Offering is not a condition to consummation of this Offering.

Use of Proceeds...............   The net proceeds of this Offering, together
                                 with the net proceeds of the Common Stock
                                 Offering, are expected to be used to repay a portion of the outstanding indebtedness under the Company's revolving credit facility (the
                                 "Credit Facility"). Amounts repaid on the Credit Facility may be reborrowed from time to time for possible future acquisitions
                                 (including the pending Canadian Acquisition), capital expenditures and other general corporate purposes. See "Use of Proceeds."

Listing.......................   Application will be made to list the Notes on
                                 the New York Stock Exchange ("NYSE").

Common Stock Traded...........   The Common Stock is traded on the NYSE under
                                 the symbol "UW."

                                  RISK FACTORS

     In addition to the other information contained in or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus, prospective investors should consider carefully the following factors relating to the business of the Company and the sale of the Notes before acquiring any of the Notes offered hereby. Information contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus contains "forward-looking statements." No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following cautionary statements identify certain important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors also could cause actual results to vary materially from the future results covered in such forward-looking statements. In addition, prospective investors should consider carefully the information set forth under the captions "Business -- Regulation" and "-- Factors Influencing Future Results and Accuracy of Forward-Looking Statements" in Part I of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, which is incorporated by reference herein.

NO ASSURANCE OF SUCCESSFUL MANAGEMENT AND MAINTENANCE OF GROWTH

     The Company has experienced rapid growth, primarily through acquisitions. The Company's financial results and prospects depend in large part on its ability to successfully manage and improve the operating efficiencies and productivity of these acquired operations. In particular, whether the anticipated benefits of acquired operations are ultimately achieved will depend on a number of factors, including the ability of the combined companies to achieve administrative cost savings, rationalization of collection routes, insurance and bonding cost reductions, general economies of scale and the ability of the Company, generally, to capitalize on its combined asset base and strategic position. Moreover, the ability of the Company to continue to grow will depend on a number of factors, including competition from other waste management companies, availability of capital, ability to maintain margins and the management of costs in a changing regulatory environment. There can be no assurance that the Company will be able to continue to expand and successfully manage its growth.

ACQUISITION STRATEGY

     The Company regularly pursues opportunities to expand through acquisitions. The Company plans to continue to seek acquisitions that complement its services, broaden its customer base and improve its operating efficiencies. The Company's acquisition strategy involves certain potential risks associated with assessing, acquiring and integrating the operations of acquired companies. Although the Company generally has been successful in implementing its acquisition strategy, there can be no assurance that attractive acquisition opportunities will continue to be available, that the Company will have access to the capital required to finance potential acquisitions on satisfactory terms, or that any businesses acquired will prove profitable. Future acquisitions may result in the incurrence of additional indebtedness or the issuance of additional equity securities.

INTERNATIONAL EXPANSION

     If the pending Canadian Acquisition is consummated, a significant portion of the Company's operations will be conducted in Canada. The Company's operations in foreign countries, including Canada, generally are subject to a number of risks inherent in any business operating in foreign countries, including political, social and economic instability, general strikes, nationalization of assets, currency restrictions and exchange rate fluctuations, nullification, modification or renegotiation of contracts, and governmental regulation, all of which are beyond the control of the Company. No prediction can be made as to how existing or future foreign governmental regulations in any jurisdiction may affect the Company in particular or the solid waste management industry in general.

SUBORDINATION

     The Notes will be subordinated in right of payment to all Senior Indebtedness and will be structurally subordinated to all liabilities (including trade payables) of the Company's subsidiaries. The Subordinated Indenture will not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or its subsidiaries. By reason of such subordination of the Notes, in the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of the Company or upon a default in payment with respect to any indebtedness of the Company or an event of default with respect to such indebtedness resulting in the acceleration thereof, the assets of the Company will be available to pay the amounts due on the Notes only after all Senior Indebtedness has been paid in full. The Notes will rank pari passu with all other unsecured, subordinated obligations of the Company, including the Company's 5% Convertible Subordinated Debentures due 2006. See "Description of Notes -- Subordination."

     The Company conducts its operations primarily through its subsidiaries. Accordingly, the Company's ability to meet its cash obligations is dependent in part upon the ability of its subsidiaries to make cash distributions to the Company. The ability of its subsidiaries to make distributions to the Company is, and will continue to be, restricted by, among other limitations, applicable provisions of the laws of national or state governments and contractual provisions. The Subordinated Indenture will not limit the ability of the Company's subsidiaries to agree to be bound by such contractual restrictions in the future. The right of the Company to participate in the assets of any subsidiary (and thus the ability of holders of the Notes to benefit indirectly from such assets) is generally subject to the prior claims of creditors, including trade creditors, of that subsidiary except to the extent that the Company is recognized as a creditor of such subsidiary, in which case the Company's claims would still be subject to any security interest of other creditors of such subsidiary. The Notes, therefore, will be subordinated by operation of law to creditors, including trade creditors, of subsidiaries of the Company with respect to the assets of the subsidiaries against which such creditors have a claim.

     At September 30, 1996, the Company and its subsidiaries would have had an aggregate of approximately $1.7 billion of consolidated indebtedness and other obligations effectively ranking senior to the Notes after adjustments to give effect to the subsequent incurrence of indebtedness primarily in connection with acquisitions, consummation of this Offering and the Common Stock Offering and the application of the aggregate net proceeds from such offerings, and the assumed consummation of the pending Canadian Acquisition.

LIMITATION ON REPURCHASE OF NOTES UPON CHANGE IN CONTROL

     Upon the occurrence of a Change of Control, each holder of Notes may require the Company to repurchase all or a portion of such holder's Notes. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Notes tendered by the holders thereof. Any future credit agreements or other agreements relating to indebtedness (including Senior Indebtedness) to which the Company becomes a party may contain restrictions on the repurchase of Notes. In the event a Change of Control occurs at a time when the Company is prohibited from repurchasing the Notes, the Company could seek the consent of its lenders to the repurchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing Notes. In such case, the Company's failure to repurchase tendered Notes would constitute an Event of Default under the Subordinated Indenture, which would, in turn, constitute a further default under certain of the Company's existing debt instruments and may constitute a default under the terms of other indebtedness that the Company may enter into from time to time. In such circumstances, the subordination provisions in the Subordinated Indenture would likely restrict payments to the holders of Notes. See "Description of Notes -- Repurchase of Notes at the Option of the Holder Upon a Change of Control" and "-- Subordination."

ABSENCE OF EXISTING MARKET FOR NOTES

     The Notes will constitute a new issue of securities with no established trading market. Application will be made to have the Notes listed on the New York Stock Exchange. The Company has been advised by the Underwriters that, following completion of this Offering, they presently intend to make a market in the Notes. However, the Underwriters are not obligated to do so and any market-making activities may be discontinued at any time without notice. In addition, such market-making activities will be subject to the limits imposed by the Securities Exchange Act of 1934, as amended (the "Exchange Act"). No assurance can be given that an active trading market for the Notes will develop or, if such market develops, as to the liquidity or sustainability of such market. If a trading market does not develop or is not maintained, holders of the Notes may experience difficulty in reselling the Notes or may be unable to sell them at all. If a market for the Notes develops, any such market may be discontinued at any time. If a public trading market develops for the Notes, future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and financial condition and the market for similar securities. Depending on such factors, the Notes may trade at a discount from their principal amount.

                                USE OF PROCEEDS

     The proceeds to the Company from the sale of the Notes in this Offering, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be $292.1 million ($336.0 million if the Underwriters' over-allotment option is exercised in full). The proceeds to the Company from the Common Stock Offering, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be $297.2 million ($341.8 million if the underwriters' over-allotment option is exercised in full), based upon the closing sale price of the Common Stock as reported on the NYSE Composite Tape on January 13, 1997.

     The net proceeds of this Offering, together with the net proceeds of the Common Stock Offering, are expected to be used repay a portion of the outstanding indebtedness under the Credit Facility. At January 8, 1997, the aggregate outstanding balance under the Credit Facility was $722.0 million. Borrowings under the Credit Facility bear interest at a rate equal to the Eurodollar rate plus an amount not in excess of 0.75% per annum (currently 5.75%) and mature on August 31, 2001. Amounts currently outstanding under the Credit Facility were incurred primarily to fund acquisitions and to refinance existing indebtedness. Amounts repaid on the Credit Facility may be reborrowed from time to time for possible future acquisitions (including the pending Canadian Acquisition), capital expenditures and other general corporate purposes.

     Consummation of this Offering is not a condition to consummation of the Common Stock Offering, and consummation of the Common Stock Offering is not a condition to consummation of this Offering.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the NYSE under the symbol "UW." The following table sets forth the range of the high and low per share sales prices for the Common Stock as reported on the NYSE Composite Tape for the period from January 1, 1995 through January 13, 1997.

                                                                           PRICE RANGE
                                                                         OF COMMON STOCK
                                                                         ---------------
                                                                         HIGH       LOW
    1995
      First Quarter....................................................  $12 1/2    $10
      Second Quarter...................................................   16 5/8     11 1/2
      Third Quarter....................................................   22         14 5/8
      Fourth Quarter...................................................   22 1/2     17
    1996
      First Quarter....................................................  $25 5/8    $17 1/4
      Second Quarter...................................................   32 5/8     24
      Third Quarter....................................................   34 1/8     22 3/4
      Fourth Quarter...................................................   34 1/4     28 5/8
    1997
      First Quarter (through January 13, 1997).........................  $32 1/8    $28 5/8

     On January 13, 1997, the closing sale price of the Common Stock as reported on the NYSE Composite Tape was $31 per share.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock, and the Company's Board of Directors presently intends to retain any earnings in the foreseeable future for use in the Company's business. Payment of dividends on the Common Stock is restricted by terms of the Credit Facility.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at September 30, 1996 (i) on an historical basis; (ii) "As Adjusted" to reflect additional borrowings under the Credit Facility through January 8, 1997 primarily related to acquisitions and repayment of a note payable after September 30, 1996; and (iii) "As Further Adjusted" to give effect to this Offering and the sale by the Company of 10,000,000 shares of Common Stock in the Common Stock Offering (based upon the closing sale price of the Common Stock on the NYSE Composite Tape on January 13, 1997) and the anticipated application of the aggregate net proceeds from such offerings. See "Use of Proceeds." This table should be read in conjunction with and is qualified by reference to the Company's Consolidated Financial Statements and Notes thereto incorporated by reference herein.

                                                                  AS OF SEPTEMBER 30, 1996
                                                           ---------------------------------------
                                                                                        AS FURTHER
                                                             ACTUAL      AS ADJUSTED    ADJUSTED(1)
                                                                       (IN THOUSANDS)
Long-term debt (including current maturities):
  Credit facility......................................... $  506,000    $   722,000    $  132,700
  Senior notes, maturing through 2005.....................    106,947        106,947       106,947
  Note payable to bank....................................     60,000             --            --
  5% Convertible subordinated debentures due 2006.........    112,069        112,069       112,069
    % Convertible subordinated notes due 2002.............         --             --       300,000
  Subordinated debt, maturing through 2008................      6,931          6,931         6,931
  Industrial revenue bonds................................    163,230        163,230       163,230
  Other...................................................     71,254         71,254        71,254
                                                           ----------     ----------    ----------
          Total long-term debt, including current
            maturities....................................  1,026,431      1,182,431       893,131
                                                           ----------     ----------    ----------
Stockholders' equity:
  Preferred stock, 10,000,000 shares authorized, none
     issued...............................................         --             --            --
  Common stock, 300,000,000 shares authorized, 138,343,184
     shares issued (Actual and As Adjusted) and
     148,343,184 shares issued (As Further Adjusted)(2)...      1,383          1,383         1,483
  Additional paid-in capital..............................  1,232,775      1,232,775     1,529,875
  Accumulated deficit.....................................   (131,875)      (131,875)     (131,875)
  Foreign currency translation adjustment.................    (14,625)       (14,625)      (14,625)
  Less treasury stock at cost, 23,485 shares..............       (484)          (484)         (484)
                                                           ----------     ----------    ----------
          Total stockholders' equity......................  1,087,174      1,087,174     1,384,374
                                                           ----------     ----------    ----------
            Total capitalization.......................... $2,113,605    $ 2,269,605    $2,277,505
                                                           ==========     ==========    ==========

------------------------------

(1) Does not include approximately $518 million of indebtedness which is expected to be incurred if the pending Canadian Acquisition is consummated. Consummation of the Common Stock Offering is not a condition to consummation of this Offering. If the Common Stock Offering is not consummated, long-term debt in the "As Further Adjusted" column would be increased by $297.2 million and stockholders' equity would be decreased by $297.2 million from the amounts shown.

(2) Based on the number of shares of Common Stock outstanding as of September
    30, 1996. Does not include (i)           shares issuable upon conversion of
    the Notes at a conversion price of $       per share, (ii) 4,062,168 shares
    issuable upon conversion of the Company's outstanding 5% Convertible Subordinated Debentures due 2006, at a conversion price of $28.31 per share, or (iii) 18,026,775 shares issuable upon exercise of outstanding stock options under the Company's stock option plans and outstanding warrants as of such date.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data of the Company as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, have been derived from the audited Consolidated Financial Statements and Notes thereto of the Company. The following selected consolidated financial data of the Company as of December 31, 1991, 1992, and 1993, for each of the two years in the period ended December 31, 1992, and as of and for the nine months ended September 30, 1995 and 1996, have been derived from the unaudited Consolidated Financial Statements of the Company, which in the opinion of the Company, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's financial condition and results of operations as of such date and for such periods. This data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The data set forth below include the accounts of the Company and the businesses it has acquired in transactions accounted for as poolings of interests as if such businesses had been combined since their inception. The accounts of businesses acquired by the Company in transactions accounted for as purchases are included from their respective dates of acquisition. Results for the nine months ended September 30, 1996 are not necessarily indicative of results to be expected for the full year.

                                                                                                            NINE MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,                                  SEPTEMBER 30,
                             ----------------------------------------------------------------------     -------------------------
                                1991           1992           1993           1994           1995           1995           1996
                                                       (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
STATEMENT OF OPERATIONS
  DATA:
Operating revenues.......... $  571,588     $  682,869     $  778,966     $  897,644     $  987,705     $  726,148     $  963,021
Costs and expenses:
  Operating.................    414,369        424,497        455,282        520,255        551,305        408,053        522,698
  General and
    administrative..........     72,379        130,956        126,347        138,819        140,051        104,859        118,557
  Depreciation and
    amortization............     67,176         77,872         96,861        112,860        119,570         88,934        111,157
  Merger costs..............         --             --             --          3,782         25,639         25,639        120,656
  Unusual items.............         --         72,090          2,672          8,863          4,733          4,733         63,800
                             ----------     ----------     ----------     ----------     ----------     ----------     ----------
                                553,924        705,415        681,162        784,579        841,298        632,218        936,868
                             ----------     ----------     ----------     ----------     ----------     ----------     ----------
Income (loss) from
  operations................     17,664        (22,546)        97,804        113,065        146,407         93,930         26,153
                             ----------     ----------     ----------     ----------     ----------     ----------     ----------
Other income (expense):
  Shareholder litigation
    settlement and other
    litigation related
    costs...................         --        (10,853)        (5,500)       (79,400)            --             --             --
  Interest expense:
    Nonrecurring interest...         --             --             --         (1,254)       (10,994)       (10,994)            --
    Other...................    (41,282)       (44,612)       (46,032)       (47,678)       (48,558)       (37,917)       (33,977)
  Interest income...........     12,352          6,840          4,835          4,670          5,482          4,077          4,015
  Other income, net.........     (8,713)         2,285          1,161          2,570          5,143          3,497          4,853
                             ----------     ----------     ----------     ----------     ----------     ----------     ----------
                                (37,643)       (46,340)       (45,536)      (121,092)       (48,927)       (41,337)       (25,109)
                             ----------     ----------     ----------     ----------     ----------     ----------     ----------
Income (loss) before income
  taxes.....................    (19,979)       (68,886)        52,268         (8,027)        97,480         52,593          1,044
Provision for (benefit from)
  income taxes..............     (7,992)       (27,554)        24,249          1,015         44,992         27,037         14,324
                             ----------     ----------     ----------     ----------     ----------     ----------     ----------
Income (loss) from
  continuing operations..... $  (11,987)    $  (41,332)    $   28,019     $   (9,042)    $   52,488     $   25,556     $  (13,280)
                             ==========     ==========     ==========     ==========     ==========     ==========     ==========
Income (loss) from
  continuing operations per
  common share.............. $    (0.13)    $   ( 0.47)    $     0.29     $    (0.09)    $     0.46     $     0.24     $    (0.10)
                             ----------     ----------     ----------     ----------     ----------     ----------     ----------
Weighted average number of
  common and common
  equivalent shares
  outstanding...............     89,772         88,371         95,858        103,422        113,279        108,710        138,262
                             ==========     ==========     ==========     ==========     ==========     ==========     ==========
BALANCE SHEET DATA (AT END
  OF PERIOD):
Working capital............. $  177,388     $   75,143     $   45,805     $    9,971     $   30,109     $   33,448     $   15,814
Intangible assets, net......     91,056        104,471        152,370        185,066        262,205        231,307        487,321
Total assets................  1,277,428      1,311,828      1,428,444      1,588,996      1,933,557      1,805,118      2,628,977
Long-term debt, including
  current maturities........    606,562        614,684        650,331        688,673        731,741        826,473      1,026,431
Stockholders' equity........    440,445        457,745        534,989        560,616        907,622        716,619      1,087,174

OTHER DATA:
Ratio of earnings to fixed charges(1):
  Actual....................       0.53x         (0.20)x         1.68x          0.73x          2.08x          1.69x          0.77x
  Supplemental..............       0.53           1.07           1.81           2.15           2.88           2.64           4.31
EBITDA(2):
  Actual.................... $   84,840     $   55,326     $  194,665     $  225,925     $  265,977     $  182,864     $  137,310
  Supplemental..............     84,840        127,416        197,337        238,570        296,349        213,236        321,766

------------------------------

(1) For purposes of computing the actual ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations, taxes and fixed charges, excluding capitalized interest. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt expense and discount on premium relating to indebtedness, whether expensed or capitalized, and such portion of rental expenses that can be demonstrated to be representative of the interest factor in the particular case. For purposes of computing the supplemental ratio of earnings to fixed charges, merger costs, unusual items, shareholder litigation settlement and other litigation related costs and nonrecurring interest expense are excluded.

(2) EBITDA means earnings from operations before interest, taxes, depreciation and amortization. EBITDA is frequently used by securities analysts and other financial statement users and is presented herein to provide additional information about the Company's operations. EBITDA is not a measurement presented in accordance with generally accepted accounting principles ("GAAP") and is not intended to be used in lieu of GAAP presentations of net income and cash provided by operating activities. For purposes of computing the supplemental EBITDA, merger costs and unusual items are excluded.

                              DESCRIPTION OF NOTES

     The Notes are a series of Subordinated Debt Securities described in the accompanying Prospectus that will be issued under an indenture, to be dated as of February 1, 1997 (the "Subordinated Indenture"), between the Company and Texas Commerce Bank, National Association, as trustee (the "Trustee"), as supplemented by a Supplemental Indenture, to be dated as of February 1, 1997 (the "Supplemental Indenture"), between the Company and the Trustee. The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Subordinated Debt Securities set forth in the accompanying Prospectus, to which reference is hereby made. Capitalized terms used but not defined herein or in the accompanying Prospectus have the meanings given to them in the Subordinated Indenture. As used in this section, the "Company" means USA Waste Services, Inc., but not any of its Subsidiaries, unless the context otherwise requires. Unless the context otherwise requires, all references herein to the "Subordinated Indenture" shall mean the Subordinated Indenture, as supplemented by the Supplemental Indenture. The following summary of the Subordinated Indenture and the Notes does not purport to be complete and such summary is subject to the detailed provisions of the Subordinated Indenture to which reference is hereby made for a full description of such provisions.

GENERAL

     The Notes offered by this Prospectus Supplement will be general, unsecured obligations of the Company, limited in aggregate principal amount to $300,000,000 ($345,000,000 if the Underwriters' over-allotment option is exercised in full). The Notes will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company, and effectively subordinated to all existing and future obligations of the Company's Subsidiaries, including trade payables as described below. See
"-- Subordination." The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

     The Notes will mature on February 1, 2002. The Notes will bear interest at the rate per annum stated on the cover page of this Prospectus Supplement from the date of issuance or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on February 1 and August 1 of each year, commencing August 1, 1997, to the persons in whose names such Notes are registered at the close of business on the January 15 or July 15 immediately preceding such Interest Payment Date (each a "Regular Record Date"). The Notes will be convertible into Common Stock and may be presented for registration of transfer or exchange, at the office or agency of the Company maintained for such purpose, which office or agency shall be maintained in the Borough of Manhattan, The City of New York. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

CONVERSION RIGHTS

     The Holder of any Notes will have the right, at the Holder's option, to convert any portion of the principal amount thereof that is an integral multiple of $1,000 into shares of Common Stock, at any time prior to the close of business on the second Business Day prior to the Stated Maturity of the Notes (unless earlier redeemed or repurchased) at the conversion price set forth on the cover page of this Prospectus Supplement, subject to adjustment as described below (the "Conversion Price"). The right to convert a Note called for redemption or delivered for repurchase will terminate at the close of business on the Business Day prior to the Redemption Date or Repurchase Date for such Note, unless the Company subsequently fails to pay the applicable Redemption Price or Repurchase Price, as the case may be.

     In the case of any Note that has been converted after any record date for payment of interest, but on or before the next Interest Payment Date, interest, the stated due date of which is on such Interest Payment Date, shall be payable on such Interest Payment Date notwithstanding such conversion and such interest shall be paid to the Holder of such Note who is a Holder on such record date for the payment of interest. Any Note so converted must be accompanied by payment to the Company of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion (unless such

Note shall have been called for redemption, in which case no such payment shall be required). In all cases, Holders as of the Regular Record Date immediately preceding February 1, 2000 will receive the interest payment due on February 1, 2000, even if such Holder surrenders a Note for conversion after such Regular Record Date as a result of the Company's exercise of its right to redeem the Notes on or after February 1, 2000. No fractional shares will be issued upon conversion but, in lieu thereof, an appropriate amount will be paid in cash by the Company based on the market price of Common Stock (as determined in accordance with the Subordinated Indenture) at the close of business on the Date of Conversion.

     The Conversion Price will be subject to adjustment upon the occurrence of certain events, including: (a) any payment of a dividend (or other distribution) payable in shares of Common Stock on the Common Stock, (b) any issuance to all holders of Common Stock of rights or warrants entitling them (for a period not exceeding 45 days) to subscribe for or purchase Common Stock at less than the then current market price (as determined in accordance with the Subordinated Indenture) of Common Stock; provided, however, that if such rights or warrants are only exercisable upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted until such triggering events occur, (c) any subdivision, combination or reclassification of the outstanding Common Stock, (d) any distribution to all holders of Common Stock of evidences of indebtedness, equity securities (including equity interests in the Company's Subsidiaries) other than Common Stock or other assets (excluding cash dividends paid from surplus of the Company or rights or warrants to subscribe for securities, other than those described above), (e) any distribution consisting exclusively of cash (excluding any cash portion of distributions referred to in (d) above, or cash distributed upon a merger or consolidation to which the second succeeding paragraph applies) to all holders of Common Stock in an aggregate amount that, combined together with (i) all other such all-cash distributions made within the then preceding 12 months in respect of which no adjustment has been made and (ii) any cash and the fair market value of other consideration paid or payable in respect of any tender offer by the Company or any of its Subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 15% of the Company's market capitalization (defined as the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date of such distribution, and (f) the completion of a tender or exchange offer made by the Company or any of its Subsidiaries for Common Stock that involves an aggregate consideration that, together with (i) any cash and other consideration payable in a tender or exchange offer by the Company or any of its Subsidiaries for Common Stock expiring within the 12 months preceding the expiration of such tender or exchange offer in respect of which no adjustment has been made and (ii) the aggregate amount of any such all-cash distributions referred to in (e) above to all holders of Common Stock within the 12 months preceding the expiration of such tender or exchange offer in respect of which no adjustments have been made, exceeds 15% of the Company's market capitalization on the expiration of such tender or exchange offer. No adjustment of the Conversion Price will be required to be made until the cumulative adjustments amount to 1.0% or more of the Conversion Price, as last adjusted. The Company reserves the right to make such reductions in the Conversion Price in addition to those required in the foregoing provisions as it considers to be advisable in order that any stock dividend, subdivision of shares, distribution of rights or warrants to purchase stock or securities or distribution of other assets (other than cash dividends) will not be taxable to the recipients. In the event the Company elects to make such a reduction in the Conversion Price, the Company will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Conversion Price.

     In the event that the Company distributes rights or warrants (other than those referred to in (b) in the preceding paragraph) pro rata to holders of Common Stock, so long as any such rights or warrants have not expired or been redeemed by the Company, the holder of any Note surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of Common Stock issuable upon such conversion (the "Conversion Shares"), a number of rights or warrants to be determined as follows: (i) if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants (the "Distribution Date"), the same number of rights or warrants to which a holder of a number of shares of Common Stock equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions of and applicable to the rights or warrants, and (ii) if such conversion occurs after such Distribution Date, the same number of rights or warrants to which a holder of the number of shares of Common Stock into which such Note was convertible immediately prior to such Distribution Date would have been entitled on such Distribution Date in accordance with the terms and provisions of and applicable to the rights or warrants. The Conversion Price of the Notes will not be subject to adjustment on account of any declaration, distribution or exercise of such rights or warrants.

     In case of any consolidation or merger of the Company with or into another person or any merger of another person with or into the Company (with certain exceptions), or in case of any conveyance, transfer or lease of all or substantially all of the assets of the Company (computed on a consolidated basis), each Note then outstanding will, without the consent of any Holder of Notes, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, conveyance, transfer or lease by a Holder if the Holder had held the Common Stock issuable upon conversion of such Note.

SUBORDINATION

     The Notes will be general, unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness of the Company. The Notes are subordinated by operation of law in right of payment to all liabilities (including trade payables) of the Company's Subsidiaries. At September 30, 1996, the Company and its subsidiaries would have had an aggregate of approximately $1.7 billion of consolidated indebtedness and other obligations effectively ranking senior to the Notes after adjustments to give effect to the subsequent incurrence of indebtedness primarily in connection with acquisitions, consummation of this Offering and the Common Stock Offering and the application of the aggregate net proceeds from such offerings, and the assumed consummation of the pending Canadian Acquisition. The Subordinated Indenture will not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or its Subsidiaries. The Notes will rank pari passu with all other unsecured, subordinated obligations of the Company, including the Company's 5% Convertible Subordinated Debentures due 2006.

     The Subordinated Indenture will provide that no payment may be made by the Company on account of the principal of, premium, if any, or interest on the Notes, or in respect of any redemption, retirement, repurchase or other acquisition of the Notes (including repurchases of Notes at the option of the Holder) (other than payments made in capital stock of the Company or in cash in lieu of fractional shares thereof pursuant to any conversion right of the Notes or otherwise made in capital stock of the Company), (i) upon the maturity of any Senior Indebtedness of the Company by lapse of time, acceleration (unless waived) or otherwise, unless and until all principal of, premium, if any, and interest on such Senior Indebtedness are first paid in full (or such payment is duly provided for), or (ii) in the event of default in the payment of any principal of, premium, if any, or interest on any Senior Indebtedness of the Company when it becomes due and payable, whether at Maturity or at a date fixed for redemption or by declaration of acceleration or otherwise (a "Payment Default"), unless and until such Payment Default has been cured or waived or otherwise has ceased to exist.

     Upon (i) the happening of an event of default (other than a Payment Default) that permits the holders of Senior Indebtedness or their representative immediately to accelerate its maturity and (ii) written notice of such event of default given to the Company and the Trustee by the holders of at least 25% in the aggregate principal amount outstanding of such Senior Indebtedness or their representative (a "Payment Notice"), then, unless and until such event of default has been cured or waived or otherwise has ceased to exist, no payment (by setoff or otherwise) may be made by or on behalf of the Company on account of the principal of, premium, if any, interest on the Notes, or in respect of any redemption, repurchase or other acquisition of the Notes (including repurchases of Notes at the option of the Holder), in any such case other than payments made in capital stock of the Company or in cash in lieu of fractional shares thereof pursuant to any conversion right of the Notes or otherwise made in capital stock of the Company. Notwithstanding the foregoing, unless (i) the Senior Indebtedness in respect of which such event of default exists has been declared due and payable in its entirety within 179 days after the Payment Notice is delivered as set forth above (the "Payment Blockage Period"), and (ii) such declaration has not been rescinded or waived, at the end of the Payment Blockage Period, the Company shall be required to pay all sums not paid to the Holders of the Notes during the Payment Blockage Period due to the foregoing prohibitions and to resume all other payments as and when due on the Notes. Any number of Payment Notices may be given; provided, however, that (i) not more than one Payment Notice shall be given within a period of any 360 consecutive days, and (ii) no event of default that existed upon the date of such Payment Notice or the commencement of such Payment Blockage Period (whether or not such event of default is on the same issue of Senior Indebtedness) shall be made the basis for the commencement of any other Payment Blockage Period.

     The provisions of the Subordinated Indenture which are described in the accompanying Prospectus under "Description of Debt Securities -- Provisions Applicable Solely to Subordinated Debt Securities" also will apply to the Notes.

     The Company conducts its operations primarily through its Subsidiaries. Accordingly, the Company's ability to meet its cash obligations is dependent in part upon the ability of its Subsidiaries to make cash distributions to the Company. The ability of its Subsidiaries to make distributions to the Company is, and will continue to be, restricted by, among other limitations, applicable provisions of the laws of national or state governments and contractual provisions. The Subordinated Indenture will not limit the ability of the Company's Subsidiaries to agree to be bound by such contractual restrictions in the future. The right of the Company to participate in the assets of any Subsidiary (and thus the ability of Holders of the Notes to benefit indirectly from such assets) is generally subject to the prior claims of creditors, including trade creditors, of that Subsidiary, except to the extent that the Company is recognized as a creditor of such Subsidiary, in which case the Company's claims would still be subject to any security interest of other creditors of such Subsidiary. The Notes, therefore, will be subordinated by operation of law to creditors, including trade creditors, of Subsidiaries of the Company with respect to the assets of the Subsidiaries against which such creditors have a claim.

     As a result of these subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or an assignment for the benefit of the creditors of the Company or any of its Subsidiaries or a marshalling of assets or liabilities of the Company and its Subsidiaries, Holders of the Notes may receive ratably less than other creditors.

REDEMPTION AT THE COMPANY'S OPTION

     The Notes will not be subject to redemption prior to February 1, 2000. On and after such date, the Notes will be redeemable at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days notice to each Holder of Notes, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12-month period commencing February 1 of the years indicated below:

                                       YEAR                         PERCENTAGE
                2000..............................................         %
                2001 and thereafter...............................         %

in each case (subject to the right of Holders of record on a record date for the payment of interest to receive interest due on an Interest Payment Date that is on or prior to such Redemption Date) together with accrued and unpaid interest, if any, to the Redemption Date.

     In the case of a partial redemption, the Trustee shall select the Notes or portions thereof for redemption on a pro rata basis, by lot or in such other manner it deems appropriate and fair. The Notes may be redeemed in part in multiples of $1,000 only.

     The Notes will not have the benefit of any mandatory redemption or sinking fund.

     Notice of any redemption will be sent, by first-class mail, at least 30 days and not more than 45 days prior to the date fixed for redemption, to the Holder of each Note to be redeemed at such Holder's last address as then shown upon the Security Register. The notice of redemption must state the Redemption Date, the Redemption Price and the amount of accrued interest to be paid. Any notice that relates to a Note to be redeemed in part only must state the portion of the principal amount to be redeemed and must state that on and after the Redemption Date, upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion thereof will be issued. On and after the Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption, unless the Company defaults in its obligations with respect thereto.

REPURCHASE OF NOTES AT THE OPTION OF THE HOLDER UPON A CHANGE OF CONTROL

     The Subordinated Indenture will provide that in the event that a Change of Control has occurred, each Holder of Notes will have the right, at such Holder's option, pursuant to an irrevocable and unconditional offer by the Company (the "Repurchase Offer"), to require the Company to repurchase all or any part of such Holder's Notes (provided that the principal amount of such Notes must be $1,000 or an integral multiple thereof) on the date (the "Repurchase Date") that is no later than 45 Business Days after the occurrence of such Change of Control at a cash price (the "Repurchase Price") equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the Repurchase Date. The Repurchase Offer shall be made within 25 Business Days following a Change of Control and shall remain open for 20 Business Days following its commencement (the "Repurchase Offer Period"). Upon expiration of the Repurchase Offer Period, the Company shall repurchase all Notes tendered in response to the Repurchase Offer. If required by applicable law, the Repurchase Date and the Repurchase Offer Period may be extended as so required; however, if so extended, it shall nevertheless constitute an Event of Default if the Repurchase Date does not occur within 60 Business Days of the Change of Control.

     The Subordinated Indenture will provide that a "Change of Control" occurs upon any of the following events: (i) upon any merger or consolidation of the Company with or into any person or any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of the assets of the Company, on a consolidated basis, in one transaction or a series of related transactions, if, immediately after giving effect to such transaction, any "person" or "group" is or becomes the "beneficial owner," directly or indirectly, of more than 50% of the total voting power in the aggregate normally entitled to vote in the election of directors, managers, or trustees, as applicable, of the transferee or surviving entity, (ii) when any "person" or "group" is or becomes the "beneficial owner," directly or indirectly, of more than 50% of the total voting power in the aggregate normally entitled to vote in the election of directors of the Company, (iii) when, during any period of 12 consecutive months after the Issue Date of the Notes, individuals who at the beginning of any such 12-month period constituted the Board of Directors of the Company (together with any new directors whose election by such Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office, (iv) a sale or disposition, whether directly or indirectly, by the Company of all or substantially all of its assets, or (v) the pro rata distribution by the Company to its stockholders of substantially all of its assets.

     For purposes of this definition of "Change of Control," (i) the terms "person" and "group" shall have the meaning used for purposes of Rules 13d-3 and 13d-5 of the Exchange Act as in effect on the Issue Date, whether or not applicable; and (ii) the term "beneficial owner" shall have the meaning used in Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Issue Date, whether or not applicable, except that a "person" shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time or upon the occurrence of certain events.

     The phrase "all or substantially all" of the assets of the Company is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer is of "all or substantially all" of the assets of the Company.

     On or before the Repurchase Date, the Company will (i) accept for payment Notes or portions thereof properly tendered pursuant to the Repurchase Offer,
(ii) deposit with the Paying Agent cash sufficient to pay the Repurchase Price (together with accrued and unpaid interest) of all Notes so tendered and (iii) deliver to the Trustee Notes so accepted, together with an Officers' Certificate listing the Notes or portions thereof being repurchased by the Company. The Paying Agent will promptly mail to the Holders of Notes so accepted payment in an amount equal to the Repurchase Price (plus accrued and unpaid interest), and the Trustee will promptly authenticate and mail or deliver to such Holders a new Note or Notes equal in principal amount to any unpurchased portion of the Notes surrendered. Any Notes not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Repurchase Offer on or as soon as practicable after the Repurchase Date.

     The Change of Control repurchase feature of the Notes may make more difficult or discourage a takeover of the Company, and, thus, the removal of incumbent management. The Change of Control repurchase feature resulted from negotiations between the Company and the Underwriters.

     The provisions of the Subordinated Indenture relating to a Change of Control may not afford the Holders protection in the event of a highly leveraged transaction, reorganization, merger, spin-off or similar transaction that may adversely affect Holders, if such transaction does not constitute a Change of Control, as set forth above. In addition, the Company may not have sufficient financial resources available to fulfill its obligation to repurchase the Notes upon a Change of Control or to repurchase other debt securities of the Company or its Subsidiaries providing similar rights to the Holders thereof.

     Any future credit agreements or other agreements relating to indebtedness (including Senior Indebtedness) to which the Company becomes a party may contain restrictions on the repurchase of Notes. In the event a Change of Control occurs at a time when the Company is prohibited from repurchasing Notes, the Company could seek the consent of its lenders to the repurchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing Notes. In such case, the Company's failure to repurchase tendered Notes would constitute an Event of Default under the Subordinated Indenture, which would, in turn, constitute a further default under certain of the Company's existing debt instruments and may constitute a default under the terms of other indebtedness that the Company may enter into from time to time. In such circumstances, the subordination provisions in the Subordinated Indenture would likely restrict payments to the holders of Notes.

     To the extent applicable, the Company will comply with Section 14 of the Exchange Act and the provisions of Regulation 14E and any other tender offer rules under the Exchange Act and any other securities laws, rules and regulations that may then be applicable to any offer by the Company to repurchase the Notes at the option of Holders upon a Change of Control.

COVENANTS, EVENTS OF DEFAULT AND DEFEASANCE

     The provisions of the Subordinated Indenture which are described in the accompanying Prospectus under "Description of Debt Securities -- Provisions Applicable to Both Senior and Subordinated Debt Securities -- Consolidation, Merger and Sale of Assets," "-- Events of Default," "-- Meetings, Modifications and Waivers," and "-- Provisions Applicable Solely to Subordinated Debt Securities" will, as and to the extent modified as described in this Prospectus Supplement, apply to the Notes. In addition to the events of default specified in the accompanying Prospectus under "Description of Debt Securities -- Events of Default," (i) failure of the Company to repurchase tendered Notes upon a Change in Control, in the manner contemplated by "-- Repurchase of Notes at the Option of the Holder Upon a Change of Control," (ii) a default in the payment of principal, premium or interest when due that extends beyond any stated period of grace applicable thereto or an acceleration for any other reason of the maturity of any indebtedness of the Company or any of its Subsidiaries with an aggregate principal amount in excess of $50.0 million, and (iii) final unsatisfied judgments not covered by insurance aggregating in excess of $50.0 million, at any one time rendered against the Company or any of its Subsidiaries and not stayed, bonded or discharged within 75 days, shall constitute an Event of Default with respect to the Notes.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange the Notes in accordance with the Subordinated Indenture. The Company may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The Company is not required to transfer or exchange any Notes selected for redemption. Also, the Company is not required to transfer or exchange any Notes for a period of 15 days before a selection of Notes to be redeemed.

BOOK-ENTRY, DELIVERY AND FORM

     Except as set forth below, the Notes will initially be issued in the form of one or more registered Notes in global form (the "Global Notes"). Each Global Note will be deposited on the date of the closing of the sale of the Notes (the "Closing Date") with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary.

     The Company has been advised that the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with it. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary Trust Company system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Commission.

     The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Notes, the Depositary will credit the accounts of Participants designated by the Underwriters with an interest in the Global Notes and (ii) ownership of the Notes evidenced by the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of Participants), the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer Notes evidenced by the Global Notes will be limited to such extent.

     So long as the Depositary or its nominee is the registered owner of a Note, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Note for all purposes under the Subordinated Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Notes, and will not be considered the owners or holders thereof under the Subordinated Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in Notes represented by a Global Note to pledge such interest to persons or entities that do not participate in the Depositary's system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest. The Company understands that under existing practices, if the Company requests any action of Holders or if an owner of a beneficial interest in a Global Note desires to give any notice or take any action a Holder is entitled to give or take under the Indenture, the Depositary would authorize the Participants to give such notice or take such action, and Participants would authorize beneficial owners owning through such Participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such Notes.

     Payments with respect to the principal of, premium, if any, and interest on, any Note represented by a Global Note registered in the name of the Depositary or its nominee on the applicable record date will be payable by the Trustee to or at the direction of the Depositary or its nominee in its capacity as the registered Holder of the Global Note representing such Notes under the Subordinated Indenture. Under the terms of the Subordinated Indenture, the Company and the Trustee may treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any, or interest), or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Note as shown on the records of the Depositary. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the sole responsibility of the Participants or the Indirect Participants.

CERTIFICATED NOTES

     If (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in definitive form under the Subordinated Indenture, then, upon surrender by the Depositary of the Global Notes, Certificated Notes will be issued to each person that the Depositary identifies as the beneficial owner of the Notes represented by a Global Note. In addition, subject to certain conditions, any person having a beneficial interest in a Global Note may, upon request to the Trustee, exchange such beneficial interest for Notes in the form of Certificated Notes. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

     Neither the Company nor the Trustee shall be liable for any delay by the Depositary or any Participant or Indirect Participant in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

     The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable. The Company will have no responsibility for the performance by the Depositary or its Participants of their respective obligations as described hereunder or under the rules and procedures governing their respective operations.

SAME-DAY FUNDS SETTLEMENT AND PAYMENT

     The Subordinated Indenture will require that payments in respect of the Notes represented by a Global Note (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the Depositary. With respect to Notes represented by Certificated Notes, the Company will make all payments of principal, premium, if any, and interest, by mailing a check to each such Holder's registered address. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                    CERTAIN UNITED STATES TAX CONSIDERATIONS

     The following is a summary of certain material United States federal income and estate tax considerations relating to the purchase, ownership and disposition of the Notes and of the Common Stock into which Notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations promulgated or proposed thereunder ("Treasury Regulations"), judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. This summary deals only with holders that will hold Notes and the Common Stock into which Notes may be converted as capital assets, and does not address tax considerations applicable to investors that may be subject to special tax rules such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold Notes as a position in a hedging, straddle or conversion transaction, or persons that have a functional currency other than the U.S. dollar. This summary discusses the tax considerations applicable to persons who purchase Notes upon their initial offering and does not discuss the tax considerations applicable to subsequent purchasers of Notes. The Company has not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in this summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions. INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

UNITED STATES HOLDERS

     As used herein, the term "United States Holder" means the beneficial owner of a Note or Common Stock that for United States federal income tax purposes is
(i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the law of the United States or of any State, (iii) an estate the income of which is subject to United States federal income taxation regardless of source, or (iv) a trust which is subject to the supervision of a court within the United States and the control of a United States fiduciary.

  Payment of Interest

     Interest on a Note generally will be includable in the income of a United States Holder as ordinary income at the time such interest is received or accrued, in accordance with such Holder's method of accounting for United States federal income tax purposes. The Notes will not have original issue discount.

  Sale, Exchange, Redemption or Retirement of the Notes

     Upon the sale, exchange, redemption or retirement at maturity of a Note, a United States Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange, redemption or retirement (except to the extent such amount is attributable to accrued interest income, which is taxable as ordinary income) and (ii) such Holder's adjusted tax basis in the Note. A United States Holder's adjusted tax basis in a Note generally will equal the cost of the Note to such Holder, less any principal payments received by such Holder. Such capital gain or loss will be long-term capital gain or loss if the United States Holder's holding period for the Note is more than one year at the time of sale, exchange, redemption or retirement.

  Conversion of the Notes

     A United States Holder generally will not recognize any income, gain or loss upon conversion of a Note into Common Stock, except with respect to cash received in lieu of a fractional share of Common Stock. Such Holder's tax basis in the Common Stock received on conversion of a Note will be the same as such Holder's adjusted tax basis in the Note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the Common Stock received on conversion will generally include the holding period of the Note converted.

     Cash received in lieu of a fractional share of Common Stock upon conversion will be treated as a payment in exchange for the fractional share of Common Stock and thus will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the United States Holder's adjusted tax basis in the fractional share).

  Dividends

     Any amount distributed by the Company in respect of the Common Stock generally will be treated as a dividend, subject to tax as ordinary income, to the extent of the Company's current or accumulated earnings and profits, then as a tax-free return of capital to the extent of the Holder's tax basis in the Common Stock, and thereafter as gain from the sale or exchange of such stock.

     A dividend distribution to a United States Holder which is a corporation generally will qualify for the dividends received deduction (which is 70% if the Holder owns less than 20%, and 80% if the Holder owns 20% or more, of the voting power and value of the Company's stock, excluding any non-voting, non-convertible, non-participating preferred stock). The dividends received deduction is subject to certain holding period, taxable income and other limitations. Moreover, in the event of an "extraordinary dividend" with respect to Common Stock, a corporate stockholder is required to reduce its basis in Common Stock by the non-taxed portion (generally the portion eligible for the dividends received deduction described above) of the extraordinary dividend under certain circumstances.

     If (i) the Company makes a distribution of cash or property to its stockholders which is taxable to such stockholders as a dividend (e.g., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for Common Stock) and, pursuant to the antidilution provisions of the Indenture, the Conversion Price of the Notes is decreased, or (ii) the Conversion Price of the Notes is decreased at the discretion of the Company, such decrease in Conversion Price may be treated as the payment of a taxable dividend to United States Holders of Notes. As a result, United States Holders of Notes could recognize taxable income as a result of an event pursuant to which they receive no cash or property.

  Sale of Common Stock

     Upon the sale or exchange of Common Stock, a United States Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such Holder's adjusted tax basis in the Common Stock. Such capital gain or loss will be long-term if the United States Holder's holding period for the Common Stock is more than one year at the time of the sale or exchange.

  Information Reporting and Backup Withholding Tax

     Information reporting will apply to payments of principal of and premium, if any, and interest on a Note, payments of dividends on Common Stock, payments of the proceeds of the sale of a Note and payments of the proceeds of the sale of Common Stock to certain noncorporate United States Holders. The payor will be required to withhold backup withholding tax on certain payments to noncorporate United States Holders at the rate of 31% if (i) the payee fails to furnish a taxpayer identification number ("TIN") to the payor or establish an exemption from backup withholding, (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect, (iii) there has been a notified payee under-reporting with respect to interest, dividends or original issue discount or (iv) there has been a failure of the payee to certify under penalty of perjury that the payee is not subject to backup withholding under the Code. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against such Holder's United States federal income tax and may entitle the Holder to a refund, provided that the required information is furnished to the IRS.

NON-UNITED STATES HOLDERS

     As used herein, the term "Non-United States Holder" means any beneficial owner of a Note or Common Stock that is not a United States Holder.

  Payment of Interest

     Generally, interest income paid to a Non-United States person that is not effectively connected with a United States trade or business is subject to United States withholding tax at a 30% rate (or a lower rate provided under an applicable income tax treaty). However, interest paid on a Note by the Company to a Non-United States Holder will qualify for the "portfolio interest exemption" and therefore will not be subject to United States federal income tax or withholding tax, provided that such interest income is not effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder and provided that (i) the Non-United States Holder does not actually or constructively own (pursuant to the conversion feature of the Notes or otherwise) 10% or more of the combined voting power of all classes of stock of the Company entitled to vote, (ii) the Non-United States Holder is not a controlled foreign corporation related to the Company actually or constructively through stock ownership, (iii) the Non-United States Holder is not a bank which acquired the Notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business and (iv) either (a) the Non-United States Holder provides a Form W-8 (or a suitable substitute form) signed under penalty of perjury that includes its name and address and certifies as to its non-United States status in compliance with applicable law and regulations, or (b) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business holds the Note and provides a statement to the Company or its agent under penalty of perjury in which it certifies that such a Form W-8 (or a suitable substitute) has been received by it from the Non-United States Holder or qualifying intermediary and furnishes the Company or its agent with a copy thereof.

     Recently proposed Treasury Regulations ("Proposed Regulations") would provide alternative methods for satisfying the certification requirement described in clause (iv) above. The Proposed Regulations also would require, in the case of Notes held by a foreign partnership, that (i) the certification described in clause (iv) above be provided by the partners rather than by the foreign partnership and (ii) the partnership provide certain information including a United States taxpayer identification number. A look-through rule would apply in the case of tiered partnerships. The Proposed Regulations are proposed to be effective for payments made after December 31, 1997, subject to certain transition rules. There can be no assurance that the Proposed Regulations will be adopted or as to the provisions that they will include if and when adopted in temporary or final form.

     Except to the extent that an applicable treaty otherwise provides, a Non-United States Holder generally will be taxed in the same manner as a United States Holder with respect to interest income which is effectively connected with the conduct of a trade or business within the United States by such Non-United States Holder. Effectively connected interest received by a Non-United States Holder which is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or a lower rate provided under an applicable income tax treaty). Such effectively connected interest is not subject to withholding tax if the Holder delivers a properly executed IRS Form 4224 to the payor.

  Sale, Exchange, Redemption or Retirement of the Notes

     A Non-United States Holder of a Note generally will not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange, redemption or retirement at maturity of the Note unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by such Non-United States Holder, (ii) in the case of a Non-United States Holder who is an individual, such Holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other conditions are met, or (iii) the Holder is subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates.

  Conversion of the Notes

     In general, no United States federal income tax or withholding tax will be imposed upon the conversion of a Note into Common Stock by a Non-United States Holder, except as discussed under "-- Sale or Exchange of Common Stock" below with respect to the receipt of cash in lieu of fractional shares by Non-United States Holders upon conversion of a Note.

  Sale or Exchange of Common Stock

     A Non-United States Holder generally will not be subject to United States federal income or withholding tax on the sale or exchange of Common Stock (including the receipt of cash in lieu of fractional shares upon conversion of a Note into Common Stock) unless any of conditions (i), (ii) or (iii) described above under "-- Sale, Exchange, Redemption or Retirement of the Notes" is satisfied, or the Company is or has been a "United States real property holding corporation" for United States federal income tax purposes and, if the Common Stock is considered "regularly traded" during the year of the sale or exchange, the Non-United States Holder held directly or indirectly at any time during the five-year period ending on the date of the sale or exchange more than five percent of the Common Stock.

  Dividends

     Distributions by the Company with respect to Common Stock that are treated as dividends and paid to a Non-United States Holder (other than dividends that are effectively connected with the conduct of a trade or business in the United States by such Holder and are taxable as described below) will be subject to United States withholding tax at a 30% rate (or lower rate provided under an applicable income tax treaty). Except to the extent that an applicable tax treaty otherwise provides, a Non-United States Holder generally will be taxed in the same manner as a United States Holder on dividends that are effectively connected with the conduct of a trade or business in the United States by the Non-United States Holder. If such Non-United States Holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected dividend income at a 30% rate (or lower rate provided under an applicable income tax treaty). Such effectively connected dividend income is not subject to withholding tax if the Holder delivers a properly executed IRS Form 4224 to the payor.

     Under current Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of Treasury Regulations, for purposes of determining the applicability of a tax treaty rate. Under the Proposed Regulations effective for distributions after 1997, however, a Non-United States Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate must satisfy applicable certification requirements. In the case of Common Stock held by a foreign partnership, the Proposed Regulations, if adopted in their present form, would require withholding tax at a 31% rate on dividends unless the foreign partnership furnished an "intermediary withholding certificate" containing the appropriate withholding certificate for each partner, or the foreign partnership furnished other appropriate forms claiming exemption from or reduction in the 31% withholding tax rate. It is not certain whether, or in what form, the Proposed Regulations will be adopted as final regulations. Non-United States Holders that are foreign partnerships are advised to consult their tax advisors regarding the special withholding rules.

  Death of a Non-United States Holder

     A Note owned by an individual who is a Non-United States Holder at the time of death (or previously transferred subject to certain retained rights or powers) will not be includable in the decedent's gross estate for United States estate tax purposes, provided that such Holder did not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of stock of the Company entitled to vote, and provided that, at the time of death, payments with respect to such Note would not have been effectively connected with the conduct by such Non-United States Holder of a trade or business within the United States.

     Common Stock owned by a Non-United States Holder at the time of death (or previously transferred subject to certain retained rights or powers) will be subject to United States federal estate tax unless otherwise provided by an applicable estate tax treaty.

  Information Reporting and Backup Withholding Tax

     United States information reporting requirements and backup withholding tax will not apply to payments of interest on a Note to a Non-United States Holder if the certification described in "-- Payment of Interest" is duly provided by such Holder, provided that the payor does not have actual knowledge that the Holder is a United States person.

     If paid to an address outside the United States, dividends on Common Stock held by a Non-United States Holder will generally not be subject to the information reporting and backup withholding requirements described in this section. However, under the Proposed Regulations, dividend payments will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied.

     Information reporting requirements and backup withholding tax generally will not apply to any payment of the proceeds of the sale of a Note or any payment of the proceeds of the sale of Common Stock effected outside the United States by a foreign office of a foreign broker. However, if the broker (i) is a United States person, (ii) is a foreign person that derives 50% or more of its gross income from the conduct of a trade or business within the United States or
(iii) is a controlled foreign corporation for United States federal income tax purposes, payment of the proceeds of any such sale effected outside the United States by a foreign office of any such broker will not be subject to backup withholding tax, but will be subject to information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a Non-United States Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless the beneficial owner of the Note provides the certification described in "Non-United States Holders -- Payment of Interest" or otherwise establishes an exemption.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement"), the Underwriters named below for whom Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Deutsche Morgan Grenfell Inc., Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives (the "Representatives") have severally agreed to purchase from the Company an aggregate of $300,000,000 principal amount of Notes at the public offering price set forth on the cover page of this Prospectus Supplement, less the underwriting discount. The principal amount of Notes that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                              PRINCIPAL
                                                                              AMOUNT OF
                                 UNDERWRITERS                                   NOTES
    Donaldson, Lufkin & Jenrette Securities Corporation....................  $
    Deutsche Morgan Grenfell Inc. .........................................
    Goldman, Sachs & Co. ..................................................
    Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated..............................................
                                                                             ------------
              Total........................................................  $300,000,000
                                                                             ============

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the Notes offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. If any of the Notes are purchased by the Underwriters pursuant to the Underwriting Agreement, all such Notes (other than those covered by the over-allotment option described below) must be purchased.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Representatives have advised the Company that the Underwriters propose to offer the Notes to the public initially at the price set forth on the cover page of this Prospectus Supplement and to certain dealers (who may include the
Underwriters) at such price, less a concession not in excess of      % of the
principal amount of the Notes. The Underwriters may allow, and such dealers may
re-allow, discounts not in excess of      % of the principal amount of the Notes
to any other Underwriter and certain other dealers. After the initial offering, the offering price and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option to purchase up to an additional $45,000,000 aggregate principal amount of the Notes, at the initial public offering price less underwriting discounts and commissions, solely to cover over-allotments. Such option may be exercised at any time until 30 days after the date of this Prospectus Supplement. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase an amount of Notes proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     The Company and its executive officers and directors, who collectively are the beneficial owners of 25,028,928 shares of Common Stock, have agreed with the Underwriters not to, directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, without the prior written consent of DLJ, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for, or warrants, options or rights to purchase or acquire, Common Stock or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any Common Stock, or enter into any agreement to do any of the foregoing for a period of 90 days after the date of this Prospectus Supplement. The restriction on the Company is subject to exceptions for issuances of Common Stock pursuant to acquisitions, existing director and employee benefit plans, existing contractual obligations, conversion of outstanding convertible securities and exercise of outstanding warrants. The Underwriters have agreed that 250,000 of the shares of Common Stock owned by Donald F. Moorehead, Jr., a director and executive officer of the

Company, and a total of 500,000 shares of the Common Stock owned by John G. Rangos, Sr. and Alexander W. Rangos, both directors of the Company, will not be subject to the foregoing restriction.

     The Notes will constitute a new issue of securities with no established trading market. The Underwriters presently intend to make a market in the Notes. However, the Underwriters are not obligated to do so and any market-making activities may be discontinued at any time without notice. Application will be made to list the Notes on the New York Stock Exchange. However, no assurance can be given that an active trading market for the Notes will develop or, if such market develops, as to the liquidity or sustainability of such market.

     Each of DLJ and Deutsche Morgan Grenfell Inc. has in the past provided, and may in the future provide, investment banking services for the Company. Additionally, certain of the Underwriters are participating as underwriters in the Common Stock Offering. Consummation of this Offering is not a condition to consummation of the Common Stock Offering, and consummation of the Common Stock Offering is not a condition to consummation of this Offering.

                                 LEGAL MATTERS

     The validity of the Notes offered hereby will be passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas and certain legal matters will be passed upon for the Underwriters by McDermott, Will & Emery, Chicago, Illinois.

PROSPECTUS

                            USA WASTE SERVICES, INC.
                                DEBT SECURITIES
                                  COMMON STOCK
                             ---------------------
     USA Waste Services, Inc. ("USA Waste" or the "Company") may offer and sell from time to time, in one or more series, its unsecured debt securities consisting of notes, debentures or other evidences of indebtedness (the "Debt Securities"). The Company may also offer and sell from time to time shares of its common stock, par value $.01 per share (the "Common Stock"). The aggregate initial offering prices of the Debt Securities and the Common Stock offered by the Company hereby (the "Securities") will not exceed $850,000,000 or, if applicable, the equivalent thereof in any other currency or currency unit. The Securities will be offered in amounts, at prices and on terms to be determined in light of market conditions at the time of sale and set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     If the offering and sale of Securities in respect of which this Prospectus is being delivered includes a series of Debt Securities, then the terms of such series of Debt Securities, including, where applicable, the specific designation, aggregate principal amount, authorized denominations, ranking as senior or subordinated Debt Securities, maturity, interest rate or rates (or method of determining the same) and time or times of payment of any interest, any terms for optional or mandatory redemption, which may include redemption at the option of holders upon the occurrence of certain events, conversion into Common Stock, or payment of additional amounts or any sinking fund provisions, any initial public offering price, the proceeds to the Company and any other specific terms in connection with the offering and sale of such series of Debt Securities will be set forth in a Prospectus Supplement. As used herein, Debt Securities shall include securities denominated in United States dollars or, at the option of the Company if so specified in an applicable Prospectus Supplement, in any other currency or currency unit, or in amounts determined by reference to an index.

     The Securities may be sold directly by the Company to investors, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any agents of the Company or any underwriters are involved in the sale of any Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in a Prospectus Supplement. The net proceeds to the Company from such sale also will be set forth in a Prospectus Supplement. See "Use of Proceeds."

     Debt Securities may be issued in registered form or bearer form with or without interest coupons attached, or both. In addition, all or a portion of the Debt Securities of a series may be issuable in temporary or permanent global form. Debt Securities in bearer form are offered only to non-United States persons and to offices located outside the United States of certain United States financial institutions.

                             ---------------------
     The Common Stock is traded on the New York Stock Exchange under the symbol "UW." Any Common Stock sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance.

                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             ---------------------
     This Prospectus may not be used to consummate sales of the Securities unless accompanied by a Prospectus Supplement.


                THE DATE OF THIS PROSPECTUS IS JANUARY 15, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and New York Regional Office, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, reports, proxy statements and other information concerning the Company can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which exchange the Common Stock is listed.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and exhibits thereto for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission under the Exchange Act (File No. 1-12154) are incorporated by reference in this
Prospectus:

     (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1995;

     (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996;

     (c) the Company's Current Report on Form 8-K dated January 9, 1996, Current Report on Form 8-K dated May 7, 1996, as amended by Form 8-K/A (Amendment No. 1) filed on May 29, 1996, Form 8-K/A (Amendment No. 2) filed June 28, 1996, and Form 8-K/A (Amendment No. 3) filed July 1, 1996, and Current Report on Form 8-K dated June 22, 1996, Current Report on Form 8-K dated September 3, 1996, Current Report on Form 8-K dated September 12, 1996, as amended by Form 8-K/A (Amendment No. 1) filed November 14, 1996 and Form 8-K/A (Amendment No. 2) filed November 15, 1996, Current Report on Form 8-K dated November 12, 1996, and Current Report on Form 8-K dated January 13, 1997; and

     (d) the description of the Common Stock contained in the Registration Statement on Form 8-A dated July 1, 1993, as amended by Form 8-B dated July 13, 1995.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities pursuant hereto shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents that are incorporated by reference in this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Corporate Secretary, USA Waste Services, Inc., 1001 Fannin Street, Suite 4000, Houston, Texas 77002, telephone number (713) 512-6200.

                                  THE COMPANY


     USA Waste is the third largest solid waste management company in North America and serves municipal, commercial, industrial and residential customers in 36 states, the District of Columbia, Canada, Mexico and Puerto Rico. The Company's solid waste management services include collection, transfer and disposal operations and, to a lesser extent, recycling and certain other waste management services. USA Waste owns or operates 101 landfills, 61 transfer stations and 123 collection operations and serves more than 2 million customers. USA Waste was incorporated under the laws of the State of Delaware in April 1995 to become the successor to USA Waste Services, Inc., an Oklahoma corporation organized in 1987. The principal executive offices of USA Waste are located at 1001 Fannin Street, Suite 4000, Houston, Texas 77002 and its telephone number is
(713) 512-6200. The "Company" and "USA Waste" refer to USA Waste Services, Inc. and its subsidiaries and predecessors, unless otherwise indicated or the context requires otherwise.


                                USE OF PROCEEDS

     Except as may otherwise be described in the Prospectus Supplement relating to an offering of Securities, the net proceeds from the sale of the Securities offered pursuant to this Prospectus and such Prospectus Supplement will be used for general corporate purposes. Any specific allocation of the net proceeds of an offering of Securities by the Company to a specific purpose will be determined at the time of such offering and will be described in the related Prospectus Supplement.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods as shown.


                                                                                            NINE
                                                                                            MONTHS
                                                                                            ENDED
                                                 YEAR ENDED DECEMBER 31,                    SEPTEMBER
                                    -------------------------------------------------       30,
                                    1991       1992        1993       1994       1995       1996
                                    ----       -----       ----       ----       ----       ----
    Actual........................  0.53       (0.20)      1.68       0.73       2.08       0.77



     The Company's consolidated ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings are the sum of income (loss) from continuing operations, taxes, and fixed charges, excluding capitalized interest. Fixed charges are interest, whether expensed or capitalized, amortization of debt expense and discount on premium relating to indebtedness, whether expensed or capitalized, and such portion of rental expense that can be demonstrated to be representative of the interest factor in the particular case. For the nine months ended September 30, 1996 and the years ended December 31, 1991, 1992, and 1994, earnings are insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio as shown above. Additional earnings of $12,022,000, $27,827,000, $78,473,000, and
$17,855,000 were necessary for the nine months ended September 30, 1996 and the years ended December 31, 1991, 1992, and 1994, respectively, to provide a one-to-one coverage ratio. Except for the year ended December 31, 1991, nonrecurring costs, as discussed below, caused the less than one-to-one coverage in each of these periods.

     The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods shown, on a supplemental basis excluding nonrecurring items.



                                                                                            NINE
                                                                                            MONTHS
                                                                                            ENDED
                                                 YEAR ENDED DECEMBER 31,                    SEPTEMBER
                                     ------------------------------------------------       30,
                                     1991       1992       1993       1994       1995       1996
                                     ----       ----       ----       ----       ----       ----
    Supplemental...................  0.53       1.07       1.81       2.15       2.88       4.31



     Nonrecurring items for the nine months ended September 30, 1996, represent merger costs, primarily related to mergers with Sanifill, Inc. in August 1996 and Western Waste Industries ("Western") in May 1996, and unusual items, primarily related to operating losses and estimated losses associated with the disposition of certain non-core business assets. Nonrecurring items in 1995 primarily represent merger costs related to the merger with Chambers Development Company, Inc. ("Chambers") in June 1995 and nonrecurring interest related to extension fees and other charges associated with the refinancing of Chambers pre-merger debt. Nonrecurring items in 1994 primarily represent shareholder litigation costs incurred in connection with a settled class action of consolidated suits on similar claims alleging federal securities violations against Chambers, certain of its officers and directors, its former auditors, and the underwriters of its securities. Nonrecurring items in 1992 primarily represent various restructuring charges and charges to asset reserves by Western and Chambers. Nonrecurring items in 1991 and 1993 were not material.


                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will constitute either senior debt of the Company ("Senior Debt Securities"), or subordinated debt of the Company ("Subordinated Debt Securities"). Debt Securities may be issued from time to time under one or more indentures, each dated as of a date on or prior to the issuance of the Debt Securities to which it relates. Senior Debt Securities and Subordinated Debt Securities may be issued pursuant to separate indentures (respectively, a "Senior Debt Indenture" and a "Subordinated Debt Indenture"), in each case between the Company and a trustee (a "Trustee"), which may be the same Trustee, and in the form that has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, subject to such amendments or supplements as may be adopted form time to time. The Senior Debt Indenture and the Subordinated Debt Indenture, as amended or supplemented from time to time, are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures." The following summaries of anticipated provisions of the Indentures and the Debt Securities do not purport to be complete and such summaries are subject to the detailed provisions of the applicable Indenture to which reference is hereby made for a full description of such provisions, including the definition of certain terms used herein. Section references in parentheses below are to sections in both Indentures unless otherwise indicated. Wherever particular sections or defined terms of the applicable Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. The Indentures are substantially identical, except for certain covenants of the Company and provisions relating to subordination and conversion.

     The Debt Securities may be issued from time to time in one or more series. The following description of the Debt Securities sets forth certain general terms and provisions of the Debt Securities of all series. The particular terms of each series of Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") will be described therein.

PROVISIONS APPLICABLE TO BOTH SENIOR AND SUBORDINATED DEBT SECURITIES

     General. The Debt Securities will be unsecured senior or subordinated obligations of the Company and may be issued from time to time in one or more series. The Indentures do not limit the amount of Debt Securities, debentures, notes or other types of indebtedness that may be issued by the Company or any of its subsidiaries nor do they restrict transactions between the Company and its affiliates or the payment of dividends or other distributions by the Company to its stockholders. The rights of the Company's creditors, including holders of Debt Securities, will be limited to the assets of the Company and will not be an obligation of any of its Subsidiaries. In addition, other than as may be set forth in any Prospectus Supplement, the Indentures do not and the Debt Securities will not contain any covenants or other provisions that are intended to afford holders of the Debt Securities special protection in the event of either a change of control of the Company or a highly leveraged transaction by the Company.

     Reference is made to the Prospectus Supplement for the following terms of and information relating to the Offered Debt Securities (to the extent such terms are applicable to such Offered Debt Securities): (i) the title of the Offered Debt Securities; (ii) classification as either Senior Debt Securities or Subordinated Debt Securities; (iii) whether the Offered Debt Securities that constitute Subordinated Debt Securities are convertible into Common Stock and, if so, the terms and conditions upon which such conversion will be effected including the initial conversion price or conversion rate and any adjustments thereto in addition to or different from those described herein, the conversion period and other conversion provisions in addition to or in lieu of those described herein; (iv) any limit on the aggregate principal amount of the Offered Debt Securities; (v) whether the Offered Debt Securities are to be issuable as Registered Securities or Bearer Securities or both, whether any of the Offered Debt Securities are to be issuable initially in temporary global form and whether any of the Offered Debt Securities are to be in permanent global form; (vi) the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (vii) the date or dates on which the Offered Debt Securities will mature; (viii) the rate or rates per annum (or the method by which such will be determined) at which the Offered Debt Securities will bear interest, if any, and the date from which any such interest will accrue; (ix) the Interest Payment Dates on which any such interest on the Offered Debt Securities will be payable, the date on which payment of such interest, if any, will commence and the Regular Record Dates for any interest payable on any Offered Debt Securities which are Registered Securities on any Interest Payment Date and the extent to which, or the manner in which, any interest payable on a temporary global Offered Debt Security on an Interest Payment Date will be paid; (x) any mandatory or optional sinking fund or analogous provisions; (xi) each office or agency where, subject to the terms of the Indentures as described below under "Payment and Paying Agents," the principal of and any premium and interest on the Offered Debt Securities will be payable and each office or agency where, subject to the terms of the Indentures as described below under "Form, Exchange, Registration and Transfer," the Offered Debt Securities may be presented for registration of transfer or exchange; (xii) the right, if any, or obligation, if any, of the Company to redeem the Offered Debt Securities at its option and the period or periods, if any, within which and the price or prices at which the Offered Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, in whole or in part, and the other detailed terms and provisions of any such optional or mandatory redemption; (xiii) the denominations in which any Offered Debt Securities which are Registered Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof, and the denomination or denominations in which any Offered Debt Securities which are Bearer Securities will be issuable, if other than the denomination of $5,000; (xiv) the currency or currencies (including composite currencies) in which payment of principal of and any premium and interest on the Offered Debt Securities is payable if other than United States dollars; (xv) any index used to determine the amount of payments of principal of and any premium and interest on the Offered Debt Securities; (xvi) information with respect to book-entry procedures, if any; (xvii) any deletions from, modification of or additions to the Events of Default or covenants of the Company with respect to such Offered Debt Securities; and (xviii) any other terms of the Offered Debt Securities not inconsistent with the provisions of the Indentures. (Section 301) Any such Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to the Offered Debt Securities.


     Debt Securities may be issued as Original Issue Discount Securities. An Original Issue Discount Security is a Debt Security, including any zero-coupon security, which is issued at a price lower than the amount payable upon the Stated Maturity thereof and which provides that upon redemption or acceleration of the maturity thereof an amount less than the amount payable upon the Stated Maturity thereof and determined in accordance with the terms of such Debt Security shall become due and payable. Special United States federal income tax considerations applicable to Debt Securities issued at an original issue discount, including Original Issue Discount Securities, and special United States tax considerations and other terms and restrictions applicable to any Debt Securities which are issued in bearer form, offered exclusively to United States Aliens or denominated in other than United States dollars, will be set forth in a Prospectus Supplement relating thereto.

     Form, Exchange, Registration and Transfer. Debt Securities of a series may be issuable in definitive form solely as Registered Securities, solely as Bearer Securities or as both Registered Securities and Bearer Securities. Unless otherwise indicated in an applicable Prospectus Supplement, Bearer Securities will have interest coupons attached. (Section 201) The Indentures also provide that Debt Securities of a series may be issuable in temporary or permanent global form. (Section 201)

     Registered Securities of any series will be exchangeable for other Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In addition, if Debt Securities of any series are issuable as both Registered Securities and Bearer Securities, at the option of the Holder, and subject to the terms of the applicable Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of such series will be exchangeable for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Bearer Securities surrendered in exchange for Registered Securities between a Regular Record Date or a Special Record Date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest accrued as of such date will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the Holder of such coupon when due in accordance with the terms of the applicable Indenture. Bearer Securities will not be issued in exchange for Registered Securities. (Section 305)

     Debt Securities may be presented for exchange as provided above, and Registered Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indentures. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company will serve initially as Security Registrar. (Section 305) If a Prospectus Supplement refers to any transfer agents (in addition to the Security Registrar) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Debt Securities of a series are issuable solely as Registered Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if Debt Securities of a series are also issuable as Bearer Securities, the Company will be required to maintain (in addition to the Security Registrar) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities. (Section 1002)

     In the event of any redemption in part, the Company shall not be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days prior to the selection of Debt Securities of that series for redemption and ending on the close of business on (A) if Debt Securities of the series are issuable only as Registered Securities, the day of mailing of the relevant notice of redemption and (B) if Debt Securities of the series are issuable as Bearer Securities, the date of the first publication of the relevant notice of redemption or, if Securities of the series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part, or (iii) exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor which is immediately surrendered for redemption. (Section 305)

     Payment and Paying Agents. Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and any premium and interest on Bearer Securities will be payable, subject to any applicable laws and regulations, at the offices of such Paying Agents outside the United States as the Company may designate from time to time, in the manner indicated in such Prospectus Supplement.

(Section 1002) Unless otherwise indicated in an applicable Prospectus Supplement, payment of interest on Bearer Securities on any Interest Payment Date will be made only against surrender to the Paying Agent of the coupon relating to such Interest Payment Date. (Section 1001) No payment with respect to any Bearer Security will be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to any account maintained with a bank located in the United States. Notwithstanding the foregoing, payments of principal of and any premium and interest on Bearer Securities denominated and payable in U.S. dollars will be made at the office of the Company's Paying Agent in the Borough of Manhattan, The City of New York, if (but only if) payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions. (Section 1002)


     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and any premium and interest on Registered Securities will be made at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that at the option of the Company payment of any interest may be made by check mailed on or before the due date to the address of the Person entitled thereto as such address shall appear in the Security Register. (Sections 307, 1002) Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the Person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such interest. (Section 307)

     Unless otherwise indicated in an applicable Prospectus Supplement, the Company, at its principal executive offices in Houston, Texas will act as its own Paying Agent for payments with respect to Debt Securities which are issuable solely as Registered Securities and the Company will maintain a Paying Agent outside the United States for payments with respect to Debt Securities (subject to limitations described above in the case of Bearer Securities) which are issuable solely as Bearer Securities or as both Registered Securities and Bearer Securities. Any Paying Agents outside the United States and any other Paying Agents in the United States initially designated by Company for the Debt Securities will be named in an applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that, if Debt Securities of a series are issuable solely as Registered Securities, the Company will be required to maintain a Paying Agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (i) a Paying Agent in the Borough of Manhattan, The City of New York for principal payments with respect to any Registered Securities of the series (and for payments with respect to Bearer Securities of the series in the circumstances described above, but not otherwise), and (ii) a Paying Agent in a Place of Payment located outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment. (Section 1002)

     All moneys paid by the Company to a Paying Agent for the payment of principal of and any premium or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will (subject to applicable escheat laws) be repaid to the Company, and the Holder of such Debt Security or any coupon will thereafter look only to the Company for payment thereof. (Section 1003)

     Global Debt Securities. Debt Securities of a series may be issued in whole or in part in the form of one or more global Debt Securities that will be deposited with, or on behalf of, a depository identified in the Prospectus Supplement relating to such series. Global Debt Securities may be issued in either registered or bearer form and in either temporary or permanent form. (Section 203) Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a global Debt Security may not be transferred except as a whole by the depository for such global Debt Security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by the depository or any nominee to a successor depository or any nominee of such successor.

     The specific terms of the depository arrangement with respect to a series of Debt Securities and certain limitations and restrictions relating to a series of Bearer Securities in the form of one or more global Debt Securities will be described in the Prospectus Supplement relating to such series.

     Events of Default. Any one of the following events constitutes an Event of Default under each Indenture with respect to Debt Securities of any series: (a) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (b) failure to pay principal of or any premium on any Debt Security of that series when due; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in such Indenture (other than a covenant included in such Indenture solely for the benefit of any series of Debt Securities other than that series), continued for 90 days after written notice as provided in such Indenture; (e) certain events in bankruptcy, insolvency or reorganization involving the Company; and (f) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

     If an Event of Default with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series by notice as provided in the applicable Indenture may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree for payment of money has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502)

     Each Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee is under no obligation to exercise any of its rights or powers under such Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Sections 601, 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series; provided, however, that the Trustee is not obligated to take any action unduly prejudicial to Holders not joining in such direction or involving the Trustee in personal liability. (Section 512)

     The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of its obligations under each Indenture and as to any default in such performance. (Section 1007)

     Defeasance. If so specified with respect to any particular series of Debt Securities issued under an Indenture, the Company may discharge its indebtedness and its obligations or certain of its obligations under such Indenture with respect to such series by depositing funds or obligations issued or guaranteed by the United States of America with the Trustee. (Sections 1301-1303)

     Defeasance and Discharge. Each Indenture provides that, if so specified with respect to the Debt Securities of any series issued under such Indenture (other than convertible Subordinated Debt Securities), the Company will be discharged from any and all obligations in respect of the Debt Securities of such series (except for certain obligations relating to temporary Debt Securities and exchange of Debt Securities, registration of transfer or exchange of Debt Securities of such series, replacement of stolen, lost or mutilated Debt Securities of such series, maintenance of paying agencies to hold moneys for payment in trust and payment of additional amounts, if any, required in consequence of United States withholding taxes imposed on payments to non-United States persons) upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any), and each installment of interest on, the Debt Securities of such series on the Stated Maturity of such payments in accordance with the terms of such Indenture and the Debt Securities of such series. (Sections 1302, 1304) Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that (i) the Company has received from, or there has been published by, the

Internal Revenue Service a ruling, or (ii) since the date of such Indenture there has been a change in applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge, and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. (Section 1304) In the event of any such defeasance and discharge of Debt Securities of such series, Holders of such series would be entitled to look only to such trust fund for payment of principal of and any premium and any interest on their Debt Securities until Maturity.

     Covenant Defeasance. Each Indenture also provides that, if so specified with respect to the Debt Securities of any series issued thereunder, the Company may omit to comply with certain restrictive covenants, including (in the case of the Senior Debt Indenture) the covenant described under "Limitation on Liens" below, but excluding (in the case of the Subordinated Debt Indenture) any applicable obligation of the Company respecting the conversion of Debt Securities of such series into Common Stock, and any such omission shall not be an Event of Default with respect to the Debt Securities of such series, upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any), and each installment of interest on, the Debt Securities of such series on the Stated Maturity of such payments in accordance with the terms of such Indenture and the Debt Securities of such series. The obligations of the Company under such Indenture and the Debt Securities of such series other than with respect to such covenants shall remain in full force and effect. (Section 1303) Such a trust may be established only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Holders of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amounts and in the same manner and at the same time as would have been the case if such deposit and defeasance had not occurred. (Section 1304)

     Although the amount of money and U.S. Government Obligations on deposit with the Trustee would be intended to be sufficient to pay amounts due on the Debt Securities of such series at the time of their Stated Maturity, in the event the Company exercises its option to omit compliance with the covenants defeased with respect to the Debt Securities of any series as described above, and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, such amount may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. The Company shall in any event remain liable for such payments as provided in the applicable Indenture.

     Federal Income Tax Consequences. Under current United States federal income tax law, defeasance and discharge would likely be treated as a taxable exchange of Debt Securities to be defeased for an interest in the defeasance trust. As a consequence, a holder would recognize gain or loss equal to the difference between the holder's cost or other tax basis for such Debt Securities and the value of the holder's interest in the defeasance trust, and thereafter would be required to include in income the holder's share of the income, gain or loss of the defeasance trust. Under current United States federal income tax law, covenant defeasance would ordinarily not be treated as a taxable exchange of such Debt Securities.

     Meetings, Modification and Waiver. Modifications and amendments of either Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (b) change the Redemption Date with respect to any Debt Security, (c) reduce the principal amount of, or premium or interest on, any Debt Security, (d) change any obligation of the Company to pay additional amounts, (e) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof, (f) change the coin or currency in which any Debt Security or any premium or interest thereon is payable, (g) change the redemption right of any Holder, (h) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt

Security or any conversion right with respect thereto, (i) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of whose Holders is required for modification or amendment of such Indenture or for waiver of compliance with certain provisions of such Indenture or for waiver of certain defaults, (j) reduce the requirements contained in such Indenture for quorum or voting, (k) change any obligation of the Company to maintain an office or agency in the places and for the purposes required by such Indenture, (l) adversely affect the right to convert Subordinated Debt Securities, if applicable, or (m) modify any of the above provisions. (Section 902)

     The Subordinated Debt Indenture may not be amended to alter the subordination of any outstanding Subordinated Debt Securities without the consent of each holder of Senior Indebtedness (as defined below under "-- Provisions Applicable Solely to Subordinated Debt Securities") then outstanding that would be adversely affected thereby. (Section 907 of the Subordinated Debt Indenture)

     The Holders of a majority in aggregate principal amount of the Outstanding Securities of each series may, on behalf of all Holders of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture under which such series has been issued. (Section 1008) The Holders of a majority in aggregate principal amount of the Outstanding Securities of each series may, on behalf of all Holders of that series, waive any past default under the applicable Indenture with respect to any Debt Securities of that series, except a default (a) in the payment of principal of, or premium, if any, or any interest on any Debt Security of such series or (b) in respect of a covenant or provision of such Indenture which cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected. (Section 513)

     Each Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given any request, demand, authorization, direction, notice, consent or waiver thereunder or are present at a meeting of the Holders for quorum purposes, (i) the principal amount of an Original Issue Discount Security that is deemed to be Outstanding will be the amount of the principal that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof, and (ii) the principal amount of a Debt Security denominated in a foreign currency or currency units will be the U.S. dollar equivalent, determined on the date of original issuance of such Debt Security, of the principal amount of such Debt Security or, in the case of an Original issue Discount Security, the U.S. dollar equivalent, determined on the date of original issuance of such Security, of the amount determined as provided in (i) above. (Section 101)

     Each Indenture contains provisions for convening meetings of the Holders of a series if Debt Securities of that series are issuable as Bearer Securities. (Section 1401) A meeting may be called at any time by the Trustee, and also, upon request, by the Company or the Holders of at least 10% in aggregate principal amount of the Outstanding Securities of such series, in any such case upon notice given in accordance with "Notices" below. (Section 1402) Except for any consent which must be given by the Holder of each Outstanding Security affected thereby, as described above, any resolution presented at a meeting (or adjourned meeting at which a quorum is present) may be adopted by the affirmative vote of the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series; provided, however, that any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in aggregate principal amount of the Outstanding Securities of a series may be adopted at a meeting (or adjourned meeting duly reconvened at which a quorum is present) by the affirmative vote of the Holders of such specified percentage in aggregate principal amount of the Outstanding Securities of that series. Any resolution passed or decision taken at any meeting of Holders of any series duly held in accordance with the applicable Indenture will be binding on all Holders of that series and related coupons. The quorum at any meeting, and at any reconvened meeting, will be Persons holding or representing a majority in aggregate principal amount of the Outstanding Securities of a series. (Section 1404)

     Consolidation, Merger and Sale of Assets. The Company, without the consent of the Holders of any of the outstanding Securities under either Indenture, may consolidate with or merge into, or convey, transfer or lease its assets substantially as an entirety to, any Person which is a corporation, partnership or trust organized and validly existing under the laws of any domestic jurisdiction, provided that any successor Person assumes the Company's obligations on the Securities and under such Indenture, and provided further that after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing, and that certain other conditions are met. (Section 801)

     Notices. Except as otherwise provided in the Indentures, notices to Holders of Bearer Securities will be given by publication at least twice in a daily newspaper in The City of New York and in such other city or cities as may be specified in such Bearer Securities. Notices to Holders of Registered Securities will be given by mail to the addresses of such Holders as they appear in the Security Register. (Section 106)

     Title. Title to any Bearer Securities (including Bearer Securities in permanent global form) and any coupons appertaining thereto will pass by delivery. The Company, the Trustee and any agent of the Company or the Trustee may treat the bearer of any Bearer Security and the bearer of any coupon and the registered owner of any Registered Security as the owner thereof (whether or not such Debt Security or coupon shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes. (Section 308)

     Replacement of Securities and Coupons. Any mutilated Debt Security or a Debt Security with a mutilated coupon appertaining thereto will be replaced by the Company at the expense of the Holder upon surrender of such Debt Security to the Trustee. Debt Securities or coupons that became destroyed, stolen or lost will be replaced by the Company at the expense of the Holder upon delivery to the Trustee of the Debt Security and coupons or evidence of destruction, loss or theft thereof satisfactory to the Company and the Trustee; in the case of any coupon which becomes destroyed, stolen or lost, such coupon will be replaced by issuance of a new Debt Security in exchange for the Debt Security to which such coupon appertains. In the case of a destroyed, lost or stolen Debt Security or coupon, an indemnity satisfactory to the Trustee and the Company may be required at the expense of the Holder of such Debt Security or coupon before a replacement Debt Security will be issued. (Section 306)

     Governing Law. The Indentures, the Debt Securities and coupons will be governed by, and construed in accordance with, the laws of the State of New York. (Section 113)

     Regarding the Trustee. The Trustee for each series of Debt Securities will be identified in the applicable Prospectus Supplement.

     Each Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. (Section 613) The Trustee is permitted to engage in certain other transactions; however, if it acquires any conflicting interest (as described in the Indentures), it must eliminate such conflict or resign. (Section 608)

     The holders of a majority in principal amount of all outstanding Debt Securities of a Series (or if more than one Series is affected thereby, all of Series so affected, voting as a single class) will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the Trustee for such Series or all such Series so affected.

     In case an Event of Default shall occur (and shall not be cured) under any Indenture relating to a Series of Debt Securities and is known to the Trustee for such Series, such Trustee shall exercise such of the rights and powers vested in it by such Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, no Trustee will be under any obligation to exercise any of its rights or powers under the applicable Indenture at the request of any of the holders of Debt Securities unless they shall have offered to such Trustee security and indemnity satisfactory to it.

PROVISIONS APPLICABLE SOLELY TO SENIOR DEBT SECURITIES

     General. Senior Debt Securities will be issued under the Senior Debt Indenture, and each series will rank pari passu as to the right of payment of principal and any premium and interest with each other series issued thereunder and will rank senior to all series of Subordinated Debt Securities that may be issued.

     Certain Definitions. For purposes of the following discussion, the following definitions are applicable (Section 101 of the Senior Debt Indenture).

     "Net Tangible Assets" means the total amount of assets appearing on a consolidated balance sheet of the Company and its Subsidiaries less, without duplication: (a) total current liabilities (excluding current maturities of long-term debt and preferred stock); (b) all reserves for depreciation and other asset valuation reserves but excluding reserves for deferred federal and state income taxes; (c) all intangible assets such as goodwill, trademarks, trade names, patents and unamortized debt discount and expense carried as an asset; and (d) all appropriate adjustments on account of minority interests of other Persons holding common stock in any Subsidiary.

     "Person" means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Subsidiary" means a corporation more than 50% of the outstanding stock of which is owned, directly or indirectly, by the Company or by one or more Subsidiaries, or by the Company and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

PROVISIONS APPLICABLE SOLELY TO SUBORDINATED DEBT SECURITIES

     Subordination. The Subordinated Debt Securities will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Debt Indenture, to all Senior Indebtedness (as defined below) of the Company. If the Company should default in the payment of any principal of or premium or interest on any Senior Indebtedness when the same become due and payable, whether at maturity or a date fixed for prepayment or by declaration of acceleration or otherwise, then, upon written notice of such default to the Company by the holders of such Senior Indebtedness or any trustee therefor and subject to certain rights of the Company to dispute such default and subject to proper notification of the Trustee, unless and until such default has been cured or waived or ceases to exist, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) will be made or agreed to be made for principal or premium, if any, or interest, if any, on the Subordinated Debt Securities, or in respect of any redemption, retirement, purchase or other acquisition of the Subordinated Debt Securities other than those made in capital stock of the Company (or cash in lieu of fractional shares thereof) pursuant to any conversion right of the Subordinated Debt Securities or otherwise made in capital stock of the Company. (Sections 1601, 1604 and 1605 of the Subordinated Debt Indenture)

     "Senior Indebtedness" is defined in Section 101 of the Subordinated Debt Indenture as Indebtedness (as defined below) of the Company outstanding at any time except (a) any Indebtedness as to which, by the terms of the instrument creating or evidencing the same, it is provided that such Indebtedness is not senior in right of payment to the Subordinated Debt Securities, (b) the Subordinated Debt Securities, (c) any Indebtedness of the Company to a wholly-owned Subsidiary of the Company, (d) interest accruing after the filing of a petition initiating certain bankruptcy or insolvency proceedings unless such interest is an allowed claim enforceable against the Company in a proceeding under federal or state bankruptcy laws, (e) obligations under performance guarantees, support agreements and other agreements in the nature thereof relating to the obligations of any Subsidiary of the Company, and (f) trade accounts payable. "Indebtedness" is defined in Section 101 of the Subordinated Debt Indenture as, with respect to any Person, (a) (i) the principal of and premium and interest, if any, on indebtedness for money borrowed of such Person evidenced by bonds, notes, debentures or similar obligations, including any guaranty by such Person of any indebtedness for money borrowed of any other Person, whether any such indebtedness or guaranty is outstanding on the date of the

Subordinated Debt Indenture or is thereafter created, assumed or incurred, (ii) the principal of and premium and interest, if any, on indebtedness for money borrowed, incurred, assumed or guaranteed by such Person in connection with the acquisition by it or any of its subsidiaries of any other business, properties or other assets and (iii) lease obligations which such Person capitalizes in accordance with Statement of Financial Accounting Standards No. 13 promulgated by the Financial Accounting Standards Board or such other generally accepted accounting principles as may be from time to time in effect, (b) any other indebtedness of such Person, including any indebtedness representing the balance deferred and unpaid of the purchase price of any property or interest therein, including any such balance that constitutes a trade account payable, and any guaranty, endorsement or other contingent obligation of such Person in respect of any indebtedness of another, which is outstanding on the date of the Subordinated Debt Indenture or is thereafter created, assumed or incurred by such Person and (c) any amendments, modifications, refundings, renewals or extensions of any indebtedness or obligation described as Indebtedness in clause
(a) or (b) above.

     If (i) without the consent of the Company a court shall enter (A) an order for relief with respect to the Company under the United States federal bankruptcy laws, (B) a judgment, order or decree adjudging the Company a bankrupt or insolvent, or (C) an order for relief for reorganization, arrangement, adjustment or composition of or in respect of the Company under the United States federal bankruptcy laws or state insolvency laws or (ii) the Company shall institute proceedings for the entry of an order for relief with respect to the Company under the United States federal bankruptcy laws or for an adjudication of insolvency, or shall consent to the institution of bankruptcy or insolvency proceedings against it, or shall file a petition seeking, or seek or consent to reorganization, arrangement, composition or similar relief under any applicable law, or shall consent to the filing of such petition or to the appointment of a receiver, custodian, liquidator, assignee, trustee, sequestrator or similar official in respect of the Company or of substantially all of its property, or the Company shall make a general assignment for the benefit of creditors, then all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) will first be paid in full before any payment or distribution, whether in cash, securities or other property, is made on account of the principal of, premium, if any, or interest, if any, on the Subordinated Debt Securities. In such event, any payment or distribution on account of the principal of, premium, if any, or interest, if any, on the Subordinated Debt Securities, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Subordinated Debt Securities, to the payment of all Senior Indebtedness then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Subordinated Debt Securities will be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) has been paid in full. If any payment or distribution on account of the principal of, premium, if any, or interest, if any, on the Subordinated Debt Securities of any character, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Subordinated Debt Securities, to the payment of all Senior Indebtedness then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), shall be received by the Trustee or any holder of any Subordinated Debt Securities in contravention of any of the terms of the Subordinated Debt Indenture, such payment or distribution will be received in trust for the benefit of, and will be paid over or delivered and transferred to, the holders of the Senior Indebtedness then outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay all such Senior Indebtedness in full. In the event of any such proceeding, after payment in full of all sums owing with respect to Senior Indebtedness, the holders of Subordinated Debt Securities, together with the holders of any obligations of the Company ranking on a parity with the Subordinated Debt Securities, will be entitled to be repaid from the remaining assets of the Company the amounts at that time due and owing on account of unpaid principal of or any premium or interest on the Subordinated Debt Securities and such other obligations before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any capital stock or obligations of the Company ranking junior to the Subordinated Debt Securities and such other obligations. (Section 1601 of the Subordinated Debt Indenture)

     The Prospectus Supplement respecting any series of Subordinated Debt Securities will set forth any subordination provisions applicable to such series in addition to or different from those described above.


     By reason of such subordination, in the event of liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding involving the Company or an assignment for the benefit of creditors of the Company or any of its Subsidiaries or a marshalling of assets or liabilities of the Company and its Subsidiaries, holders of Senior Indebtedness and holders of other obligations of the Company that are not subordinated to Senior Indebtedness may receive more, ratably, than holders of the Subordinated Debt Securities. Such subordination will not prevent the occurrence of any Default or Event of Default or limit the rights of the Trustee or any Holder, subject to the other provisions of the Indenture, to pursue any other rights or remedies with respect to the Subordinated Debt Securities.


     Conversion. The Subordinated Debt Indenture may provide for a right of conversion of Subordinated Debt Securities into Common Stock (or cash in lieu thereof). (Sections 301 and 1501 of the Subordinated Debt Indenture) The following provisions will apply to Debt Securities that are convertible Subordinated Debt Securities unless otherwise provided in the Prospectus Supplement for such Debt Securities.

     The holder of any convertible Subordinated Debt Securities will have the right exercisable at any time prior to maturity, unless previously redeemed or otherwise purchased by the Company, to convert such Subordinated Debt Securities into shares of Common Stock at the conversion price or conversion rate set forth in the Prospectus Supplement, subject to adjustment. (Section 1502 of the Subordinated Debt Indenture) The holder of convertible Subordinated Debt Securities may convert any portion thereof which is $1,000 in principal amount or any integral multiple thereof. (Section 1502 of the Subordinated Debt Indenture)

     In certain events, the conversion price or conversion rate will be subject to adjustment as set forth in the Subordinated Debt Indenture. Such events include the issuance of shares of Common Stock of the Company as a dividend or distribution on the Common Stock; subdivisions, combinations and reclassifications of the Common Stock; the issuance to all holders of Common Stock of rights or warrants entitling the holders thereof (for a period not exceeding 45 days) to subscribe for or purchase shares of Common Stock at a price per share less than the then current market price per share of Common Stock (as determined pursuant to the Subordinated Debt Indenture); and the distribution to substantially all holders of Common Stock of evidences of indebtedness, equity securities (including equity interests in the Company's Subsidiaries) other than Common Stock, or other assets (excluding cash dividends paid from surplus) or rights or warrants to subscribe for securities (other than those referred to above). No adjustment of the conversion price or conversion rate will be required unless an adjustment would require a cumulative increase or decrease of at least 1% in such price or rate. (Section 1504 of the Subordinated Debt Indenture) The Company has been advised by its counsel, Vinson & Elkins L.L.P., that certain adjustments in the conversion price or conversion rate in accordance with the foregoing provisions may result in constructive distributions to either holders of the Subordinated Debt Securities or holders of Common Stock which would be taxable pursuant to Treasury Regulations issued under Section 305 of the Internal Revenue Code of 1986, as amended. The amount of any such taxable constructive distribution would be the fair market value of the Common Stock which is treated as having been constructively received, such value being determined as of the time the adjustment resulting in the constructive distribution is made.

     Fractional shares of Common Stock will not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based on the then current market price for the Common Stock. (Section 1503 of the Subordinated Debt Indenture) Upon conversion, no adjustments will be made for accrued interest or dividends, and therefore convertible Subordinated Debt Securities surrendered for conversion between the record date for an interest payment and the interest payment date (except convertible Subordinated Debt Securities called for redemption on a redemption date during such period) must be accompanied by payment of an amount equal to the interest thereon which the registered holder is to receive. (Sections 1504 and 1502 of the Subordinated Debt Indenture)

     In the case of any consolidation or merger of the Company (with certain exceptions) or any conveyance, transfer or lease of the properties and assets of the Company substantially as an entirety to any Person, each holder of convertible Subordinated Debt Securities, after the consolidation, merger, conveyance, transfer or lease, will have the right to convert such convertible Subordinated Debt Securities only into the kind and amount of securities, cash and other property which the holder would have been entitled to receive upon or in connection with such consolidation, merger, conveyance, transfer or lease, if the holder had held the Common Stock issuable upon conversion of such convertible Subordinated Debt Securities immediately prior to such consolidation, merger, conveyance, transfer or lease. (Section 1505 of the Subordinated Debt Indenture)

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company is currently authorized to issue 300,000,000 shares of its Common Stock, par value $.01 per share, of which 138,343,184 shares were outstanding on September 30, 1996 and 10,000,000 shares of Preferred Stock, par value $.01 per share, none of which were outstanding on such date.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote per share held of record on each matter submitted to stockholders. Cumulative voting for the election of directors is not permitted, and the holders of a majority of shares voting for the election of directors can elect all members of the Board of Directors.

     Subject to the rights of any holders of Preferred Stock, holders of record of shares of Common Stock are entitled to receive ratably dividends when and if declared by the Board of Directors out of funds legally available therefor. In the event of a voluntary or involuntary winding up or dissolution, liquidation or partial liquidation of the Company, holders of Common Stock are entitled to participate ratably in any distribution of the assets of the Company, subject to any prior rights of holders of any outstanding Preferred Stock.

     Holders of Common Stock have no conversion, redemption or preemptive rights. All outstanding shares of Common Stock are, and the Common Stock to be issued hereunder will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors is authorized, without further approval of the stockholders, to issue the Preferred Stock in series and with respect to each series, to fix its designations, relative rights (including voting, dividend, conversion, sinking fund and redemption rights), preferences (including with respect to dividends and upon liquidation), privileges and limitations. The Board of Directors, without stockholder approval, may issue Preferred Stock with voting and conversion rights, both of which could adversely affect the voting power of the holders of Common Stock, and dividend or liquidation preferences that would restrict Common Stock dividends or adversely affect the assets available for distribution to holders of shares of Common Stock upon the Company's dissolution.

AUTHORIZED BUT UNISSUED SHARES

     Authorized but unissued shares of Common Stock or Preferred Stock can be reserved for issuance by the Board of Directors from time to time without further stockholder action for proper corporate purposes, including stock dividends or stock splits, raising equity capital and structuring future corporate transactions, including acquisitions.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Boston EquiServe, Boston, Massachusetts.

DELAWARE ANTI-TAKEOVER LAW

     Section 203 of the DGCL ("Section 203") generally provides that a person who, together with affiliates and associates owns, or within three years did own, at least 15% but less than 85% of the outstanding voting stock of a corporation subject to the statute (an "Interested Stockholder") may not engage in certain business combinations with the corporation for a period of three years after the date on which the person became an Interested Stockholder unless
(i) prior to such date, the corporation's board of directors approved either the business combination or the transaction in which the stockholder became an Interested Stockholder or (ii) subsequent to such date, the business combination is approved by the corporation's board of directors and authorized at a stockholders' meeting by a vote of at least two-thirds of the corporation's outstanding voting stock not owned by the Interested Stockholder. Section 203 defines the term "business combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder, including mergers, asset sales, and other transactions in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders.

     The provisions of Section 203, combined with the Board's authority to issue Preferred Stock without further stockholder action, could delay or frustrate a change in control of the Company. The provisions also could discourage, impede or prevent a merger, tender offer or proxy contest, even if such event would be favorable to the interests of stockholders. The Company's stockholders, by adopting an amendment to the Restated Certificate of Incorporation, may elect not to be governed by Section 203 which election would be effective 12 months after such adoption. Neither the Company's Restated Certificate of Incorporation nor its Bylaws exclude the Company from the restrictions imposed by Section 203.

                              PLAN OF DISTRIBUTION

GENERAL

     The Company may sell Securities to or through underwriters or dealers, and also may sell Securities directly to other purchasers or through agents.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.


     In connection with the sale of Securities, underwriters may receive compensation from the Company, or purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company or the purchasers of Securities, as the case may be, and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such person who may be deemed to be an underwriter will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.


     Debt Securities, when first issued, will have no established trading market. Any underwriters or agents to or through whom Debt Securities are sold by the Company for public offering and sale may make a market in such Debt Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Debt Securities.

     Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against or contribution toward certain liabilities, including liabilities under the Securities Act.

DELAYED DELIVERY ARRANGEMENT

     If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Debt Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases will be subject to the approval of the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Debt Securities shall not at the time of delivery be prohibited under the laws of any jurisdiction to which such purchaser is subject. The underwriters and such agents will not have any responsibility in respect of the validity or performance of such contracts.

                             VALIDITY OF SECURITIES

     The validity of the Offered Securities, as well as certain tax matters in connection therewith, will be passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas and will be passed upon for any agents, dealers or underwriters by counsel named in the applicable Prospectus Supplement.

                                    EXPERTS

     The consolidated financial statements of the Company and subsidiaries as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, which are included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and the supplemental consolidated balance sheets of the Company as of December 31, 1994 and 1995, and the supplemental consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995, appearing in the Company's Current Report on Form 8-K/A filed July 1, 1996, and Current Report on Form 8-K filed November 12, 1996, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of Sanifill, Inc. appearing in the Company's Current Report on Form 8-K dated September 18, 1996 and the financial statements of various companies acquired by Sanifill appearing in the Company's Current Report on Form 8-K dated September 12, 1996, and amended by its Form 8-K/A (Amendment No. 1) filed November 14, 1996 and as amended by its Form 8-K/A (Amendment No. 2) filed November 15, 1996, incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports.

     The consolidated financial statements of Western Waste Industries at June 30, 1995 and 1994, and for each of the three years in the period ended June 30, 1995, included in the Company's Current Report on Form 8-K dated January 9, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

               TABLE OF CONTENTS

             PROSPECTUS SUPPLEMENT      PAGE
Prospectus Supplement Summary..........  S-3
Risk Factors...........................  S-6
Use of Proceeds........................  S-8
Price Range of Common Stock............  S-9
Dividend Policy........................  S-9
Capitalization......................... S-10
Selected Consolidated Financial Data... S-11
Description of Notes................... S-12
Certain United States Tax
  Considerations....................... S-20
Underwriting........................... S-25
Legal Matters.......................... S-26

                   PROSPECTUS

Available Information..................    2
Incorporation of Certain Documents by
  Reference............................    2
The Company............................    3
Use of Proceeds........................    3
Ratios of Earnings to Fixed Charges....    3
Description of Debt Securities.........    4
Description of Capital Stock...........   15
Plan of Distribution...................   16
Validity of Securities.................   17
Experts................................   17

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                                  $300,000,000

                                   USA WASTE
                                 SERVICES, INC.
                                   % CONVERTIBLE
                          SUBORDINATED NOTES DUE 2002

                   ------------------------------------------

                             PROSPECTUS SUPPLEMENT

                   ------------------------------------------

                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                            DEUTSCHE MORGAN GRENFELL

                              GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                                          , 1997

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